

Robert Half International Inc.
Annual Report 2004

Professionalism

Experience

Integrity



ABOUT THE COMPANY

Businesses worldwide associate the Robert Half name with quality service and professionalism. Founded in 1948, Robert Half International Inc. (RHI) is the world's first and largest specialized staffing firm. RHI is also the parent company of Protiviti®, a leading independent internal audit and risk consulting firm. The company is traded on the New York Stock Exchange (symbol: RHI) and is a member of the S&P 500 index.

Specialized Staffing Services

RHI is the recognized leader in professional-level staffing and operates in more than 330 locations in 11 countries throughout North America, Europe, Australia and New Zealand. Our specialized staffing divisions include: Accountemps®, Robert Half® Finance & Accounting and Robert Half® Management Resources, for experienced temporary, full-time and project professionals, respectively, in the fields of accounting and finance; OfficeTeam®, for highly skilled temporary administrative support; Robert Half® Technology, for information technology professionals; Robert Half® Legal, for project and full-time staffing of attorneys, paralegals and legal support personnel; and The Creative Group®, for creative, advertising, marketing and web design professionals on a freelance and full-time basis.

Internal Audit and Risk Consulting

With locations throughout North America, Europe, Asia and Australia, Protiviti is a leading global provider of internal audit and business and technology risk consulting services. Protiviti, a wholly owned subsidiary of RHI, helps clients identify, measure and manage operational and technology-related risks. The firm also offers a full spectrum of internal audit services, technologies and skills for business risk management and the continual transformation of internal audit functions.

SELECTED FINANCIAL DATA


SEC MAIL
RECEIVED
152

Years Ended December 31, *(in millions, except per share amounts)*	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
Income Statement Data:											
Net service revenues	$ 2,675.7	$ 1,975.0	$ 1,905.0	$ 2,452.9	$ 2,699.3	$ 2,081.3	$ 1,793.0	$ 1,302.9	$ 898.6	$ 628.5	$ 446.3
Net income	$ 140.6	$ 6.4	$ 2.2	$ 121.1	$ 186.1	$ 141.4	$ 131.6	$ 93.7	$ 61.1	$ 40.3	$ 26.1
Diluted net income per share	$ .79	$ .04	$ .01	$ .67	$ 1.00	$ .77	$ .69	$ .50	$ .33	$ .23	$ .15
Diluted shares	176.9	173.2	177.8	181.5	186.1	184.6	189.6	188.0	183.0	177.0	170.1
Cash Flow Data:											
Net cash flows provided by operating activities	$ 161.8	$ 112.8	$ 161.2	$ 275.8	$ 267.1	$ 157.3	$ 189.1	$ 103.1	$ 67.0	$ 48.6	$ 27.9
Capital expenditures	$ 32.9	$ 36.8	$ 47.4	$ 84.7	$ 74.0	$ 52.6	$ 67.2	$ 32.0	$ 18.0	$ 8.4	$ 4.8
Balance Sheet Data at Year End:											
Total assets	$ 1,198.7	$ 985.6	$ 938.0	$ 994.2	$ 971.0	$ 777.2	$ 703.7	$ 561.4	$ 416.0	$ 301.1	$ 227.8
Debt financing	$ 2.3	$ 2.4	$ 2.5	$ 2.7	$ 3.8	$ 3.5	$ 4.7	$ 8.2	$ 6.6	$ 5.7	$ 4.2
Stockholders' equity	$ 911.9	$ 788.7	$ 745.0	$ 805.7	$ 718.5	$ 576.1	$ 522.5	$ 418.8	$ 308.4	$ 227.9	$ 177.0

Certain historical financial information has been presented to be in conformance with the 2004 financial statement presentation. All shares and per share amounts have been restated retroactively to reflect the two-for-one stock split effected in the form of a stock dividend in June 2000, the three-for-two split effected in the form of a stock dividend in September 1997, and the two-for-one stock splits effected in the form of a stock dividend in both June 1996 and August 1994.

Revenues
(in millions)


$3,000
$2,500
$2,000
$1,500
$1,000
$500
0
94 95 96 97 98 99 00 01 02 03 04

Net Cash Flows Provided by Operating Activities
(in millions)


$300
$250
$200
$150
$100
$50
0
94 95 96 97 98 99 00 01 02 03 04

Comparative Investor Returns – Compounded Average Annual Growth Rates
(10 years ended December 31, 2004)


25
20
15
10
5
0
22.1%
10.2%
S&P 500
RHI

TO OUR STOCKHOLDERS

Last year at this time we told you that, in our view, the business was early on a path to recovery. As it turned out, that expectation proved to be accurate. We are pleased to report that 2004 was a year of impressive growth for Robert Half International. Total revenue of $2.7 billion increased 35 percent from the corresponding amount one year earlier. Net income and earnings per share reached $141 million and $.79, respectively. Quarterly gains accelerated as the year unfolded, and the final three months' revenues and earnings were the highest in the company's 57-year history.



Harold M. Messmer, Jr.
Chairman and
Chief Executive Officer



M. Keith Waddell
Vice Chairman, President and
Chief Financial Officer

The U.S. economy provided a generally favorable setting for growth. Gross domestic product improved throughout the year with gains comfortably exceeding 3 percent in each quarter. The labor markets also strengthened, but the improvement was uneven. Employers, particularly larger ones, remained cautious in their hiring strategies. Many limited hiring while relying on productivity improvements to sustain output. The jobless rate fell from 5.7 percent at the start of the year to 5.4 percent in December. It declined further to 5.2 percent in January 2005, the lowest monthly rate since September 2001 but still above the 4 percent rate that prevailed in 2000. Payrolls continued to expand last year but at a slower rate than was typical of past economic recoveries. The U.S. economy created 2.2 million jobs in 2004, with the staffing industry accounting for approximately 175,000 of those positions. The year-to-year increase in total jobs was less than expected at this stage of the recovery, but it was the staffing industry's best gain since 1999.

Combined revenues of our staffing operations were $2.3 billion in 2004, an increase of 26 percent over the prior year. All of our staffing divisions enjoyed double-digit year-to-year percentage revenue gains. We also saw the continuation of a trend of improving interim sequential comparisons of average daily revenues.

Protiviti, our internal audit and risk consulting unit, completed its second full year of operation in 2004, with revenues of $352 million compared with $133 million in the prior year. As expected, the Sarbanes-Oxley Act of 2002 was a key business driver last year, and Protiviti experienced a surge in activity linked to initial compliance with the Act. We believe there will be continuing demand for our services as ongoing compliance requirements take effect. Therefore, we are optimistic about the future prospects for Protiviti's business.

We continue to make good progress growing the business internationally. We now provide our core staffing services in an expanding number of locations outside of the United States. In addition, Protiviti is meeting with success introducing its services in new locations overseas, most recently in China.

2004 FINANCIAL HIGHLIGHTS

REVENUES WERE $2.7 BILLION, UP 35 PERCENT
from the $2 billion in revenues reported in 2003.

NET INCOME WAS $141 MILLION,
compared with net income of $6 million in 2003.

EARNINGS PER SHARE FOR THE COMPANY WERE $.79,
a 20-fold increase from earnings per share of $.04 in 2003.

FOURTH QUARTER 2004 REVENUES AND EARNINGS WERE THE HIGHEST
ever reported during a single quarter in the company's history.

CASH FLOW FROM OPERATIONS WAS $162 MILLION,
bringing the five-year cumulative total to nearly $1 billion. We ended the year with $437 million in cash and cash equivalents, and virtually no debt.

CUMULATIVE TOTAL RETURN TO INVESTORS WAS 636 PERCENT
and the compounded annual rate of return was 22 percent for the 10-year period ended December 31, 2004. RHI's total return ranked in the top 11.7 percent of all NYSE firms traded during this period and the top 16.4 percent of S&P 500 firms.

AS OF DECEMBER 31, 2004, RHI HAD REPORTED SEVEN CONSECUTIVE QUARTERS
of broad-based sequential revenue increases in its staffing operations.

DOUBLE-DIGIT YEAR-OVER-YEAR REVENUE GROWTH WAS SEEN
in all of the company's professional staffing divisions in 2004.

PROTIVITI REVENUES IN 2004 WERE $352 MILLION, UP 164 PERCENT
from the prior year. Protiviti reached the $125 million quarterly revenue milestone in the fourth quarter of 2004, after just two years of operation.

Last year's operating results clearly benefited from the economic recovery. But the cyclical upturn, in our view, does not tell the whole story. We believe there are important changes underway in the accounting profession as many companies begin to rethink the ways in which they manage their accounting and financial reporting processes. A heightened focus on internal controls and compliance efforts could lead to businesses installing a new layer of accounting controls infrastructure. We believe this will lead to continued demand for our services.

We enter 2005 with enthusiasm. The backbone of our staffing client base is small and midsize companies. The Small Business Optimism Index issued monthly by the National Federation of Independent Business reached its highest level in 21 years last November. And it remained high through year-end. The trends in our staffing operations are positive. In addition, Protiviti continues to enjoy burgeoning demand for its services. Throughout the downturn, we positioned RHI to participate in the inevitable recovery by maintaining our local office networks and retaining our best talent. The upturn is now upon us, and our experienced field and headquarters staff and management teams are in place to take advantage of improving labor market conditions.

Financial Position

Our financial position is solid. Cash generated from operating activities was $162 million in 2004, which brings the cumulative five-year total to nearly $1 billion. Cash and equivalents, our largest recorded asset, totaled $437 million at year-end, up from $377 million 12 months earlier. Debt levels continue to be minimal. The cash balance grew despite increasing demands for cash. During the year we funded the working capital needed to support a more than $700 million, or 35 percent, increase in revenues; spent $33 million on capital projects; and, with the approval of our board of directors, distributed $31 million in quarterly cash dividends after initiating a $.06 per share quarterly dividend in the second quarter. We recently increased this dividend to $.07 per share, a decision that



reflects our confidence in the company's cash flows and balance sheet strength. It also means that we believe we have the financial wherewithal to support future growth initiatives while paying a dividend to our stockholders.

We continued our longstanding program of repurchasing our shares in the open market. During 2004, we acquired 2.7 million RHI shares for $64 million in the open market. Those purchases brought the cumulative total since 1997 to 31.1 million shares. At year-end, there were 6.9 million shares remaining under the board-approved repurchase program.

We continue to provide our employees with equity stakes in our business. It is our strong belief that these awards afford our employees the incentives that come with ownership. They also have proved effective in helping to recruit, motivate and retain top talent. We are in the planning stages of redesigning our broad-based employee stock program. Subject to stockholder approval, we expect to replace stock option grants with restricted stock grants to all regular, full-time employees who have been with the company for two years or longer.

After an extended debate, it seems likely that this year we will see the implementation of a new financial accounting standard that will require stock option compensation expense to be recorded on the income statement. We expect to adopt the new standard at midyear. We estimate the 2005 income-statement effect of expensing stock options will reduce earnings by an amount equivalent to $.02 per share per quarter. It is important for our shareholders and employees to know that regardless of accounting considerations, we intend for stock awards to remain a key component of our employee compensation. We are a professional services business, which means that our assets are our employees. Equity grants are an effective way of recognizing, rewarding and retaining them.

There has been no change in our attitude toward acquisitions. We prefer to grow organically, primarily because we believe there is ample opportunity to expand our existing businesses by further penetrating local markets. Our research shows we have a very small share of the potential specialized staffing market globally.

Still, each year we examine many acquisition opportunities as they arise. Our standards are exacting: Candidate companies must enjoy an excellent reputation, a quality focus and a dedication to superior service. We will not compromise on these criteria. There is too much at stake to risk disrupting our valuable culture by acquiring an ill-fitting business simply to provide a short-term lift to our revenues and earnings.

Protiviti is an example of an opportunity that clearly met our criteria. While not an acquisition, the launch of Protiviti in May 2002 involved hiring more than 700 highly qualified professionals formerly with Arthur Andersen's internal audit and risk consulting unit. Since then, we've more than doubled that number of employees to support the growth of the business.

Combining Protiviti's consulting and higher-end services with our staffing capabilities has produced a stronger, more competitive business model. Given our experience, we are open to the idea of Protiviti serving as a platform for additional consulting and higher-end services.

To gain a better understanding of our operating results, critical accounting policies and financial position, we encourage you to read "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on Page 27 of this report.











Staffing Operations Review

Throughout last year, demand for our broad range of professional staffing services showed momentum. Midyear 2003 saw the beginning of a trend of improving interim sequential comparisons of average daily revenues throughout our staffing operations. That trend continued and accelerated as 2004 unfolded. Accountemps is the flagship of our staffing business. Its $993 million of revenues in 2004 represented 43 percent of staffing revenues. OfficeTeam, which places skilled temporary administrative professionals, saw its revenues increase 16 percent year-over-year to $580 million, or 25 percent of staffing revenues. The excellent performances of Accountemps and OfficeTeam, which together produce more than two-thirds of staffing volume, partly reflected the strength of the overall staffing services industry. Volumes in both divisions mirrored higher activity levels at our middle-market clients. We would be remiss, however, if we were to overlook the role played by our experienced field staff in generating business. This talented group persevered during the past few years and positioned the company to excel when the recovery arrived. Robert Half International's shareholders are now being rewarded with the results of this hard work.

We are encouraged by the sound performance of Robert Half Technology, our division placing information technology (IT) professionals on a consulting and full-time basis. Its revenues for 2004 were $266 million, up 24 percent for the year, with the second half stronger than the first six months. This was the first year since 2000 in which this division produced a year-to-year revenue gain. The improvement suggests that businesses have finally resumed IT hiring.

Robert Half Management Resources is our newest financial staffing division, launched in 1997. Its revenues last year reached $349 million, up 66 percent from the prior year. This division places senior accounting and finance personnel on a project basis. Its hourly billing rates are higher and its length of assignments longer than the averages for our other staffing units. Like Protiviti, much of this division's superior performance came from providing our clients with experienced accounting and finance professionals for work related to Sarbanes-Oxley Act compliance.

Besides making a significant contribution to our operating results, Robert Half Management Resources provides us with a noteworthy strategic advantage. It has become a key source of interim consultants used by Protiviti on its internal audit and risk consulting engagements. The ability to call upon Robert Half Management Resources to promptly provide experienced staff when needed gives Protiviti a competitive edge, especially in situations where skilled personnel shortages have developed.

Robert Half Finance & Accounting, which provides permanent placement services, is our oldest division, dating back to 1948. Its revenues last year grew 43 percent to $136 million. Although an excellent gain, revenue totals were still well short of this division's peak of more than $250 million recorded in 2000. Permanent placement demand has fluctuated over the years with changes in the economy. One difference in the recent recovery was the accelerating need for full-time accounting and finance personnel. We believe that, in general, there has been a greater awareness of the need for sound internal accounting controls in the wake of the Sarbanes-Oxley Act. That heightened awareness, in turn, has created broad demand for accountants.

Our international staffing revenues increased 29 percent to $449 million in 2004, or about 20 percent of total staffing revenues. An important part of the gain came from translating revenues expressed in foreign currencies into a weakened U.S. dollar. The increase in full-year international staffing revenue on a constant currency basis was lower but still impressive at 17 percent. We have been at work during the past several years consistently expanding our non-U.S. staffing presence. We now operate

67 international offices in 10 countries, up from 60 such locations in 2003. Most recently, we have focused our overseas growth in the United Kingdom and France, but we are looking to expand elsewhere now that our infrastructure largely is in place. Protiviti has also been active internationally and has gained market acceptance in a remarkably short time. Last year, this unit generated revenues of nearly $40 million from non-U.S. sources, or about 11 percent of its total revenues. Importantly, Protiviti's international profitability is comparable to the results we've seen domestically.

Protiviti

Protiviti exceeded our most optimistic expectations in just its second full year of existence. Full-year revenues were $352 million, a gain of 164 percent over the prior year, while fourth-quarter revenues more than tripled year-to-year to $125 million. The division produced 13 percent and 17 percent of total revenues, respectively, in those periods. Protiviti continued to expand its geographic footprint and ended the year in 38 locations in North America, Europe, Asia and Australia.

There is little question that last year's strong results were due in no small measure to business from large, domestic public company clients seeking to comply with the provisions of Section 404 of the Sarbanes-Oxley Act. The scramble for these companies to comply with the Act intensified as the effective deadline date of March 15 for 2005 filers neared. No one knows how much of this work will continue, but we are optimistic that the need for Protiviti's services will remain strong. While most public companies have completed their initial compliance efforts, Sarbanes-Oxley requires annual testing to support ongoing compliance and the development of long-term compliance processes and programs. Businesses also will need help remedying deficiencies and weaknesses in internal accounting controls. Moreover, we expect Protiviti to capture additional work as the initial compliance deadlines for other companies take effect. These include non-calendar-year-end businesses, smaller capitalization public companies, large and small foreign issuers listed on a U.S. exchange, and companies undertaking initial public offerings.

Beyond Sarbanes-Oxley, Protiviti is adept at delivering talent in highly sought specialty areas such as internal audit co-sourcing and outsourcing, business process improvement, business continuity, IT audit security, forensic and fraud investigations, litigation consulting, and enterprise-wide risk management. As you can see, Protiviti provides us with a broadening mix of high-level consulting services.

Working with Robert Half

Professional-level staffing, an industry segment Robert Half International pioneered, is becoming increasingly competitive. Clients are more knowledgeable about their cost structures, and they have come to recognize the value of retaining experienced consultants at higher skill levels. The marketplace has responded to this demand.

As the leader in the specialized staffing segment, we enjoy several advantages over our competitors. These include established and highly recognizable brand names, a global network of offices, a broad range of professional services and a proven record of success. Our long history of specialization often means clients look to us first for help in meeting their staffing and consulting needs.

We also are recognized for our ability to recruit and retain the most talented workers. We are able to do so because we secure the best assignments for them. And it works the other way, too. Our clients come to us with attractive assignments because they know we provide highly skilled candidates. Once we establish relationships with candidates, we are able to offer a full suite of online training courses to encourage their professional development. Our consultants and temporary employees receive competitive compensation, tuition reimbursement and bonus pay to reward them for their tenure and job performance.

We build strong brand loyalty for each of our business units by making available a variety of free resources to our clients and job candidates. These include annual salary guides, educational materials, and Continuing Professional Education and Continuing Legal Education courses. We have made some of these offerings available to the marketplace for more than 50 years.

In the short time that it has been part of RHI, Protiviti has become a respected authority on the Sarbanes-Oxley Act and corporate governance. We regularly publish bulletins, white papers and informational booklets on these and other timely issues. Protiviti also operates KnowledgeLeader, a subscription-based web portal for accounting and finance professionals. It offers tools and workbooks, best-practices guides and topical articles to a growing number of subscribers. Subjects range from internal audit and risk management to IT security and litigation support.

We have worked for years to build brand awareness and reinforce our leadership position by establishing alliances with professional associations. Our partners in North America include the Institute of Management Accountants, American Institute of Certified Public Accountants, The Institute of Internal Auditors, Financial Executives International, Help Desk Institute and many others. We also have alliances with leading professional associations in our international markets. These resources and relationships underscore our commitment to being a partner to our clients.

To ensure broad visibility for our services, we also invest aggressively in marketing and advertising, and have maintained this commitment throughout our history. Our efforts include national print advertising in *The Wall Street Journal* and other targeted business publications, network and local radio spots, direct mail, and e-marketing.

None of these efforts would have meaning if we did not strive to hire and train the best people. We provide our internal employees with ongoing training and professional development programs. Our benefits packages are competitive and our compensation plans generous. They include performance-based pay and equity incentive awards. We regularly benchmark our programs to ensure they compare favorably with others in our industry.

Perhaps more importantly, however, we are committed to ensuring RHI is a great place to work for our employees. This means fostering a culture that rewards innovation, promotes social responsibility and encourages teamwork. The company was founded on a set of principles that includes a commitment to "ethics first," fairness and a sincere desire to help clients and job candidates succeed. These ideals remain the cornerstone of the RHI philosophy.

On Course for the Future

We made excellent progress last year and are enthusiastic about the short- and long-term prospects for our business. RHI has historically performed well for several years following a recession, and we see continued opportunities for growth domestically and abroad.

Our positive outlook relies most fundamentally on our ability to penetrate what we feel is a significant potential market. We believe we work with fewer than 10 percent of the small and midsize clients that meet our profile. We are determined to increase our level of activity with our existing clients. At the same time, we are working hard to establish relationships with the more than 90 percent of potential clients we have not yet reached.

We believe the accounting profession's increased focus on internal controls and compliance matters should continue to elevate the demand for skilled accountants, placing a premium on the services of those that are able to identify and recruit talent. We have more than 55 years of experience doing just that at Robert Half International.

Longer term, there are demographic forces at work that we believe will increase the demand for professional staffing services. For example, we may see shortfalls in skilled talent as baby boomers leave the workforce and fewer experienced workers are available to take their place. Until very recently, enrollment in college accounting programs had been on the decline. Interest in accounting as a career has increased, but it will be at least a few years before we see more graduates enter the field, which means shortages of entry- and midlevel professionals may lie ahead. Matching job candidates with the appropriate temporary assignments and full-time positions is what we do. And because we have the experience, name recognition and relationships needed to do that job, even in shortage environments, we expect our business to benefit.

There is also opportunity for global expansion. Our non-U.S. revenues now approach 20 percent of the total, having grown at an average annual rate more than double our domestic volumes over the past decade. Moreover, we believe that professional-level staffing is less developed overseas than in the United States, which makes the timing right for international growth. We continue to assess the opportunity to introduce RHI divisions operating domestically into selected international locations.

Protiviti has been part of our business for less than three years, but in that relatively short period it has shown that it can be an important part of our future. Protiviti has produced stellar operating results while clearly demonstrating that it can compete effectively with the established Big Four accounting firms for internal audit and risk consulting engagements. Protiviti professionals have relationships with senior executives and boards of directors of major corporations worldwide. We intend to build on these relationships both in this country and overseas in the years ahead.

We are particularly excited about the way in which Protiviti has worked hand in hand with our staffing divisions. This relationship has created an innovative business model that can serve as a template for future arrangements as we extend our business into new professional staffing segments.

Clients and candidates worldwide associate the Robert Half name with service and professionalism, and our experienced team in the field and corporate headquarters serves us well in this regard. We wish to thank them for their many contributions. This successful year would not have been possible without their efforts.

We also express our gratitude to RHI's management team for demonstrating consistent strength and leadership, and our board of directors for their strategic counsel and insight. And finally, we wish to thank you, our stockholders, for your continued support.

Respectfully submitted,



Harold M. Messmer, Jr.
Chairman and
Chief Executive Officer
February 23, 2005



M. Keith Waddell
Vice Chairman, President
and Chief Financial Officer
February 23, 2005

We look forward to expanding our community relations efforts in the months and years ahead.

OUR COMMITMENT TO COMMUNITY INVOLVEMENT

AT THE CORE OF ROBERT HALF International's business are people – our clients, candidates, employees and the communities in which we live and work. Supporting nonprofit organizations in our neighborhoods through local grants and national programming ensures that these groups can continue to provide assistance to the populations they serve.

Supporting Education

Education is one of the keys to career success, and Robert Half International is proud to support a number of academic and scholarship programs. In fact, this is the cornerstone of our community relations program.

In addition to sponsoring Boys & Girls Clubs of America's national conference for the seventh consecutive year, we expanded our relationship with this highly regarded organization in 2004. To address their need for additional training opportunities for Club staff, RHI piloted an e-learning scholarship program, giving staff members access to web-based training courses on a variety of software applications. Participants are then able to transfer this knowledge to the young people who make up the Club membership.

Robert Half International also provides a number of scholarships and sponsors student programs through academic institutions and professional associations. These include the American Institute of Certified Public Accountants, National Association of Black Accountants, United Negro College Fund, National Association for the Advancement of Colored People and Hispanic Scholarship Fund. In addition, RHI proudly supports a memorial scholarship at the New York University (NYU) Leonard N. Stern School of Business in the name of our founder, Robert Half, an alumnus of NYU.

Dressing for Career Success

During 2004, our employees and clients once again took part in Robert Half International's suit drive to benefit Dress for Success and other nonprofit groups dedicated to helping low-income job seekers. RHI offices throughout the United States collected interview-appropriate clothing and accessories. In the last two years, more than 52,000 items have been donated through the program, benefiting thousands of men and women.

Employees also delivered presentations to these organizations on job-related topics, such as preparing for interviews, networking and resume writing.

Focusing on Health

This year, RHI employees throughout the United States participated in two fundraising opportunities: Lee National Denim Day, benefiting the Susan G. Komen Breast Cancer Foundation, and the American Heart Association's Go Red For Women Wear Red Day.

Similarly, RHI offices throughout the United Kingdom took part in Pink Day to support Breast Cancer Care, the United Kingdom's leading provider of breast cancer information and support. In addition, OfficeTeam in the United Kingdom hosted a series of quiz nights, which, in conjunction with the Hired to Help program, raised more than £30,000 for the organization.



Helping Our Communities One Step at a Time

A number of our offices made volunteering a group effort in 2004. Worldwide, our employees walked, rode and golfed to raise money and awareness for a number of nonprofits, including the American Cancer Society; AIDS Walk; National Multiple Sclerosis Society; Heart and Stroke Foundation and Hospital for Sick Children, both of Canada; SPort Aiding medical Research for KidS (SPARKS), a U.K.-based organization that funds health programs for children; and the U.K. charity Whizz-Kidz, which provides mobility equipment for disabled children.

Our offices around the world also took part in disaster-relief efforts following the devastating earthquake and tsunamis in Southeast Asia and Africa. Demonstrating remarkable compassion, our employees contributed to the American Red Cross and Canadian Red Cross through RHI's corporate-sponsored matching-gifts program, which raised nearly $300,000 for these two organizations.

It is an honor to work with nonprofit organizations internationally and in the communities in which RHI operates, and we look forward to expanding our efforts in the months and years ahead.





To aid earthquake and tsunami relief efforts in Southeast Asia and Africa, RHI raised close to $300,000 through a corporate-sponsored matching-gifts program.



© American Red Cross



RHI employees in the Phoenix area participate in our suit drive to benefit low-income job seekers.





© Boys & Girls Clubs of America





© Boys & Girls Clubs of America

RHI piloted an e-learning scholarship program, offering Boys & Girls Clubs staff members access to web-based training courses on a variety of software applications.

Companies today are focused on improving accuracy and efficiency within their financial departments.

ACCOUNTEMPS

AS COMPANIES TAKE ADVANTAGE OF improving business conditions and strive to meet new legislative requirements, they seek experienced accounting and finance professionals at all levels. But budgets remain tight, which means employers must add new staff judiciously, hiring those who can assist in maximizing new business opportunities and effectively implementing corporate governance initiatives. To accomplish these objectives, many firms are utilizing a combination of existing staff, new hires and financial project professionals with specialized skills.

Accountemps is the world's first and largest specialized staffing service for temporary accounting, finance and bookkeeping professionals. From accounting managers, cost accountants and payroll professionals to credit managers, bookkeepers and audit and tax accountants, our highly skilled candidates provide clients with support throughout their accounting and finance departments. Tapping the expertise of interim employees can enable businesses to more efficiently meet short- and long-term business objectives.

Staffing managers with Accountemps frequently have prior experience working within the accounting and finance industry. As a result, they understand our clients' unique staffing requirements. Their industry backgrounds enable them to identify professionals who possess the precise skill sets needed for a given project. In addition, our staffing managers often counsel firms on regional hiring and compensation trends, and provide information about the latest developments impacting the accounting and finance fields.

Financial professionals choose Accountemps because of our immediate investment in ensuring their ongoing technical, software and business skills development. In addition to our proprietary candidate testing and e-learning courses, we have partnered with the Microsoft Office Specialist Certification program to provide skills enhancement and certification in Microsoft Excel. This extensive evaluation and certification program not only enables candidates to build their expertise, but also ensures our clients are provided with highly skilled professionals every time.

Accountemps is a leading resource for companies and job seekers on hiring and employment trends. Our *Salary Guide* is valued for its compensation forecasts for a wide range of accounting and finance positions. We also conduct surveys on career and staff management issues and gather input from a variety of accounting and finance professionals and executives on timely business topics. Teamed with decades of experience working with clients and candidates, this research makes us a frequently quoted career expert in business and trade publications worldwide.

Our relationships with premier industry organizations in North America include the Institute of Management Accountants, American Society of Women Accountants, National Association of Credit Management, American Payroll Association, The Institute of Internal Auditors, American Institute of Certified Public Accountants and National Society of Accountants. These partnerships further enhance our ability to recruit the best talent and reinforce our commitment to the profession.

Outside North America, Accountemps enjoys alliances with organizations such as the Association of Accounting Technicians, Financial Executives Institute of Belgium, Belgian Institute of Management Accountants and Controllers, BVBC in Germany, Dutch Credit Management Association, Dutch Payroll Association and the Association for Certified Accountants.

Working in concert with Robert Half Finance & Accounting and Robert Half Management Resources, Accountemps is able to offer comprehensive financial staffing solutions. Together, our specialized financial divisions provide businesses with experienced accounting and finance professionals on a temporary, full-time and senior-level project basis.

As companies focus on improving accuracy and efficiency within their accounting and finance departments, we expect them to continue to rely on Accountemps. With our experienced staff, highly skilled candidates and offices in major markets in North America and throughout the world, Accountemps is qualified to meet all of our clients' needs.

For more information about Accountemps and our services, please visit our website at www.accountemps.com.

Our staffing managers work with clients to provide accounting and finance professionals with the skills and experience to complete challenging assignments quickly and cost-effectively.









Organizations have no room for error
and must make wise hiring decisions the first time.

ROBERT HALF FINANCE & ACCOUNTING

THE ACCOUNTING FIELD IS UNDERGOING rapid change. As a result, companies today seek highly skilled, experienced financial professionals who understand an array of new regulations and can enhance their teams' efficiency. Organizations have no room for error and must make wise hiring decisions the first time. The wrong choices can put pressure on limited budgets, endanger productivity and impact a firm's reputation. To achieve their personnel objectives, businesses turn to the pioneer in specialized financial recruitment.

Since 1948, Robert Half Finance & Accounting has worked with companies of all sizes and in most industries to help them meet their full-time employment needs. Our recruiting managers understand our clients' requirements and can match an organization's needs with someone who has the skills and experience to be successful. In addition, our professionals can advise businesses on local hiring and compensation trends.

Companies that work with Robert Half Finance & Accounting benefit from access to our unparalleled network in the accounting and finance community, developed over more than half a century of doing business. We have established relationships with premier industry organizations in North America such as the American Institute of Certified Public Accountants, American Payroll Association, American Society of Women Accountants, Credit Institute of Canada, The Institute of Internal Auditors, Institute of Management Accountants, National Association of Credit Management and National Society of Accountants.

Our global alliance partners include the Financial Executives Institute of Belgium, Belgian Institute of Management Accountants and Controllers, Association of Accountants, Institute of Chartered Accountants Working in Companies, BVBC in Germany, Dutch Credit Management Association, Dutch Payroll Association and the Association for Certified Accountants.

The professionals we represent benefit from our significant resources, as well. As part of our commitment to their ongoing development, we offer candidates the opportunity to participate in our Continuing Professional Education program, with accredited courses approved by the National Association of State Boards of Accountancy. These educational courses are available in live-presentation and online formats.

Through our Accountemps and Robert Half Management Resources divisions, we are able to offer additional staffing options to the businesses we serve, as well as greater opportunities to job seekers. Together, our specialized financial divisions provide clients with skilled, experienced accounting and finance professionals on a full-time, temporary and senior-level project basis.

Robert Half Finance & Accounting is the recognized leader in specialized financial recruitment, and we produce a number of valuable management and career resources. These include our *Glossary of Job Descriptions for Accounting and Finance*, annual *Salary Guide,* and quarterly Financial Hiring Index. To remain current on industry trends, we regularly conduct surveys of chief financial officers and other executives, as well as employees in a variety of fields. We share this information with the business community and, as a result, have become a respected authority on workplace and career issues.

Our industry expertise, global network of more than 330 offices and dedication to delivering outstanding service allow Robert Half Finance & Accounting to effectively meet the exacting requirements of our clients and candidates.

For more information about Robert Half Finance & Accounting and our services, please visit our website at www.roberthalf.com.

Since 1948, businesses of all sizes and in a broad array of industries have relied on Robert Half Finance & Accounting to assist them with their full-time hiring needs.







Our professionals call upon their considerable business experience and financial backgrounds to address complex challenges head-on.

ROBERT HALF MANAGEMENT RESOURCES

TO MAINTAIN THEIR FINANCIAL STABILITY AND REPUTATION FOR INTEGRITY, COMPANIES rely on financial executives with the right combination of experience, skills, ethics and business acumen. Firms also require professionals who can help them manage key initiatives – whether the organization is expanding, consolidating, restructuring, anticipating a merger or undergoing a complex systems conversion. Robert Half Management Resources provides financial consultants who can help companies of all sizes meet their specialized project needs. Our professionals call upon their considerable business experience and financial backgrounds to address complex challenges head-on.



Robert Half Management Resources is the world's premier provider of senior-level accounting and finance professionals on a project basis. Our consultants have expertise in a variety of areas, including finance and accounting, treasury and cash management, information technology, taxation, internal audit and compliance, administration and operations. They are often brought in to fill key financial positions on an interim basis, such as chief financial officer, vice president of finance, internal audit manager, tax director, controller and systems conversion manager.

Our consultants bring objective insight and extensive knowledge to each engagement. Many have a combination of public accounting and private industry experience, for example. Because our professionals come from diverse backgrounds and possess specialized expertise and credentials, we are able to carefully match the right individual to each company's needs.



Consultants often pursue project work because they thrive on a variety of challenging engagements and enjoy flexibility, which makes working with Robert Half Management Resources an ideal career choice for them. We also employ selected financial consultants on a full-time basis. This benefits clients who wish to work with the same individuals on a recurring basis once these professionals are familiar with the firm's accounting processes and specialized requirements.

Many Robert Half Management Resources account executives hold CPA or other financial certifications. Because they have worked in senior-level accounting and finance roles within the industries we serve, they understand our clients' business needs. They also maintain extensive networks in their communities, building a deep pool of highly skilled financial consultants and establishing longstanding relationships with local companies.



Robert Half Management Resources understands the value professional associations offer the financial community. We take pride in our partnerships with Financial Executives International, The Institute of Internal Auditors and the American Institute of Certified Public Accountants. Globally, we have business alliances with the Institute of Chartered Accountants Working in Companies, Financial Executives Institute of Belgium, BVBC in Germany and the Dutch Institute of Internal Auditors. Through these relationships, we can extend valuable business, educational and career resources to our clients and consultants worldwide.

For more information about Robert Half Management Resources and our services, please visit our website at www.rhmr.com.





Robert Half Management Resources is the world's premier provider of senior-level accounting and finance professionals on a project and interim basis.











Expanded reporting requirements have enhanced the focus on identification of risks and the internal control environments designed to manage them.

PROTIVITI

ORGANIZATIONS AROUND THE WORLD CONTINUE TO BE challenged by how best to manage and monitor risk in today's dynamic environment. Companies recognize that risk aversion generally limits opportunities. However, a poorly controlled high-risk environment leaves organizations too vulnerable. Expanded reporting requirements such as the Sarbanes-Oxley Act have significantly enhanced the focus on identification of risks and the internal control environments designed to manage them. Under the Act, companies must assess and often report on newly incurred risks when they have the potential to impact the internal control structure. These new requirements, coupled with the New York Stock Exchange (NYSE) rule mandating that all registrants maintain an internal audit function, have created demand for the risk consulting services of Protiviti Inc., a wholly owned subsidiary of Robert Half International.

Formed in May 2002, Protiviti is a leading provider of internal audit and business and technology risk consulting services. We help clients identify, assess and manage operational and technology-related risks encountered in their industries, and assist in the implementation of the processes and controls to enable their continued monitoring. We also offer a full spectrum of internal audit services focused on business risk management and the continual transformation of internal audit functions.

Protiviti serves as a valuable asset in assisting companies with regulatory compliance initiatives, most notably for Sarbanes-Oxley Section 404 projects. Throughout 2005 we will be working with many large public companies, which, having met the first Section 404 deadline, are in the process of building effective long-term compliance programs.

In addition, Protiviti's comprehensive suite of internal audit services, technologies and skills supports organizations of all sizes with operational risk management, and with assessments of an internal audit function's overall quality and compliance with The Institute of Internal Auditors' International Standards for the Professional Practice of Internal Auditing. These solutions can assist NYSE-listed firms as well as any publicly or privately held business seeking to benefit from improved internal audit practices.

Protiviti's primary business solutions include:

BUSINESS RISK – Protiviti's business risk services include capital projects and construction, corporate security, credit risk management, enterprise risk management, forensic investigations, financial process effectiveness, litigation consulting, Sarbanes-Oxley Act compliance, regulatory risk management, revenue assurance, spend risk solutions, supply chain risk management, trading and commodity risk management, and treasury risk management.

TECHNOLOGY RISK – Protiviti's technology risk management services include solutions in all areas of IT environments, including security and privacy, business continuity, change management, asset management, program management, and application control effectiveness.

INTERNAL AUDIT – Services include audit committee advisory, co-sourcing and specialized resource enhancement, customized services, full outsourcing, internal audit technology and tool implementation, internal audit quality assessment, internal audit transformation, information technology audit services, and startup and development advice.

INDUSTRY EXPERTISE – Protiviti's managing directors and other professionals have extensive experience providing service to a broad range of industries, including airline, communications, consumer products, distribution, educational institutions, energy and utilities, financial services, governmental units, healthcare insurers, healthcare providers, hospitality, manufacturing, media, not-for-profit, pharmaceuticals, real estate, retail, services and technology.

Because of these deep competencies, Protiviti is recognized internationally for its published thought leadership on issues ranging from corporate governance and regulatory compliance to anti-money laundering and supply chain management. Publications such as our *Guide to the Sarbanes-Oxley Act* series have established Protiviti as a global expert in effective internal audit and risk management practices.

For more information about Protiviti and our services, please visit our website at www.protiviti.com.

We help clients identify, assess and manage risks they face within their businesses and throughout their systems and processes.











Businesses require the right mix of skilled talent to meet their technology needs.

ROBERT HALF TECHNOLOGY







A STRONGER ECONOMY HAS PROMPTED MANY INFORMATION TECHNOLOGY (IT) executives across North America to reinitiate projects they had previously placed on hold. New government regulations requiring tighter controls on corporate data also are spurring the need for technology initiatives – along with renewed demand for the technical expertise these projects require.

But chief information officers remain understandably cautious about hiring, as the memory of the layoffs and staffing freezes they weathered during the past few years is slow to fade. To avoid over-hiring, more companies are utilizing a blend of full-time and project IT talent to accommodate growing workloads. This approach affords them the flexibility to access the specific skills required and, at the same time, protect the jobs of internal employees.

Robert Half Technology can meet all of a company's technology staffing needs. Our account executives typically have backgrounds in the IT field, which help them better evaluate their clients' specialized requirements. Our combination of online candidate recruiting activities and personalized service backed by more than half a century of experience enables us to identify and provide the talent clients need most. Firms of all sizes have come to rely on our consultants for projects ranging from network design and security to Internet-based applications development and technical support.

Robert Half Technology is committed to the professional development of our consultants. Through our web-based training program, we provide them with the resources necessary to enhance both their technical and professional skills. This includes 24-hour online access to more than 2,000 interactive educational courses covering topics ranging from Microsoft .Net and Linux to business fundamentals and interpersonal skills. Online labs simulating real-world challenges, personal mentoring and preparatory certification exams also are available to our candidates. And through the latest extension of Robert Half Technology's training program, our consultants have access to over 5,000 books, articles and research reports.

We also offer additional online resources to our professionals. Through our website, our consultants can build their own home pages, select preferences for job searches, receive automatic notifications of new positions meeting their criteria and update personal information, such as new skills learned.

Robert Half Technology is a leading resource to our clients and consultants on hiring and employment trends. Our annual *Salary Guide* provides data on average starting salaries for IT professionals in the United States and Canada. Our extensive research and years of experience with workplace issues make us a frequently cited IT career expert in business and trade publications worldwide. In addition, we maintain relationships with industry associations and user groups, including national alliances with the Help Desk Institute and the Association of Information Technology Professionals.

Our outstanding reputation and dedication to service excellence reflect Robert Half Technology's commitment to providing our clients with the right mix of skilled talent to meet their technology needs.

For more information about Robert Half Technology and our services, please visit our website at www.rht.com.

Firms of all sizes have come to rely on our consultants for projects ranging from network design and security to Internet-based applications development and technical support.













A staffing firm with specialized experience in the administrative field can be the key to accessing talent when it is needed most.

OFFICETEAM

COMPANIES TODAY SEEK ADMINISTRATIVE STAFF WHO CAN ASSUME INCREASINGLY BROADER ROLES. IN particular, managers look for specialized expertise – including mastery of the latest office and online technologies – coupled with greater versatility. Extensive on-the-job training is considered a luxury for many businesses, as they expect new administrative professionals to hit the ground running. Firms often require previous experience within their industry, or a related field, when considering potential hires.

The advice and assistance of a staffing firm with specialized expertise in the administrative field can be the key to accessing the talent businesses need, precisely when they need it. Faced with growing workloads and limited resources, companies rely on OfficeTeam's highly skilled candidates on a temporary and temporary-to-full-time basis. We provide professionals for positions ranging from executive and administrative assistant to customer service specialist and receptionist. Temporary administrative professionals not only relieve the pressure for overloaded core staff, but also provide specialized skills not available internally. When they are being considered for full-time status, their performance throughout the assignment can be evaluated prior to extending an offer.

The recruiting background and industry specialization of OfficeTeam staffing managers enable them to serve as advisors at every stage of the hiring process. Their experience combined with access to our global professional network means they can find the right matches for even the most challenging assignments. As a result, OfficeTeam is able to offer a generous client-satisfaction guarantee with every placement.

We also provide numerous professional development opportunities to help our candidates build their skills. Our alliance with the Microsoft Office Specialist Certification program, for example, allows them to master today's most sought-after computer skills – a benefit for candidates and clients alike. The marketability of the individuals we place is further enhanced by OfficeTeam's recognizable brand, which businesses associate with professionalism in specialized administrative staffing. In addition, our candidates have access to valuable benefits, such as healthcare and bonuses. Each assignment adds to their experience and level of expertise.

OfficeTeam maintains extensive industry contacts through national alliances, endorsements and partnerships with groups such as the American Business Women's Association, the National Association for Female Executives and the International Association of Administrative Professionals, the premier organization for members of the administrative field. Outside North America, OfficeTeam has alliances with European Management Assistants and the Institute of Qualified Professional Secretaries. Supplementing our workplace surveys, salary guides and other ongoing research, these relationships help us remain current on industry trends.

Companies turn to OfficeTeam because of our specialization in administrative staffing, respected brand name and service commitment. Through our network of more than 300 offices worldwide and vast database of experienced professionals, we can locate individuals with the precise skills our clients require.

For more information about OfficeTeam and our services, please visit our website at www.officeteam.com.



OfficeTeam is the leading provider of specialized, highly skilled administrative staff on a temporary and temporary-to-full-time basis.











Law offices are recruiting individuals who can support future development goals and advance into roles of greater challenge and responsibility.

ROBERT HALF LEGAL

DEMAND FOR HIGHLY SKILLED LEGAL PROFESSIONALS HAS remained steady. Practice areas such as intellectual property, litigation and healthcare continue to generate significant casework for law firms and corporate legal departments. To meet growing workload demands, law offices are focused on recruiting the industry's best talent – those individuals who can support future development goals and advance into roles of greater challenge and responsibility.

Among law firms, competition remains intense as organizations concentrate on ways to enhance their services and attract new business. Similarly, corporate legal departments are busier than ever, particularly within companies addressing corporate governance requirements related to the Sarbanes-Oxley Act and other legislation.

To meet today's staffing challenges, law firms and corporate legal departments across the United States and Canada are turning to Robert Half Legal as a key resource to help them locate the most experienced talent available. By supplementing the efforts of full-time staff with the strategic use of project professionals, law offices of all sizes can increase production, control costs and ultimately manage a higher volume of cases.

Operating in major markets throughout North America, Robert Half Legal specializes in placing attorneys, paralegals and legal support professionals on a project and full-time basis with law firms and corporate legal departments. We also provide project teams for a wide range of initiatives, including litigation support and discovery.

Our account executives, many of whom are attorneys or former administrators, have firsthand knowledge of the intricacies of working in the field and are experts on legal staffing issues. In addition to their own contacts, they benefit from Robert Half Legal's comprehensive candidate database as well as our expansive recruitment and referral network to provide clients with legal professionals who are the best match for project assignments and full-time positions.

As a leader in specialized legal staffing, Robert Half Legal maintains national alliances, endorsements or agreements with respected industry organizations, including the Association of Corporate Counsel and Association of Legal Administrators. We also have relationships with many of North America's premier legal software firms, such as Summation Legal Technologies, and offer Continuing Legal Education courses in select markets.

Robert Half Legal is a respected resource on staffing and management trends taking place in the legal field. We regularly conduct extensive research and surveys of attorneys employed with the largest corporations and law firms to remain current on workplace topics. In turn, we share this timely information with clients, candidates and the business community. An example of this is the annual *Salary Guide*, which contains a detailed analysis of hiring and compensation trends in the legal field. In addition, our annual Future Law Office project gives clients and candidates insight into global legal trends that are shaping their offices and careers. (This research is available at www.futurelawoffice.com.)

As law firms and corporate legal departments continue to reassess their human resources needs, they are increasingly adopting a more strategic approach to staffing key cases and projects. With our experienced account executives and extensive database of highly skilled candidates, Robert Half Legal is an invaluable asset to law offices focused on building productivity and profitability.

For more information about Robert Half Legal and our services, please visit our website at www.roberthalflegal.com.

Robert Half Legal is a key resource to help law offices and corporate legal departments locate the most experienced talent available.













Companies are aware that savvy branding and integrated marketing campaigns are instrumental to their growth and prosperity.

THE CREATIVE GROUP









BEHIND NEARLY EVERY SUCCESSFUL COMPANY IS A TALENTED CREATIVE AND communications team. Today's marketing professionals go beyond simply promoting a firm's products or service offerings – they also play a strategic role, using their research and expertise to guide the business in developing goods and services that hold the highest appeal. This has become particularly important in recent years as consumers have grown more design-conscious. Customers look for products that are visually engaging and meaningful in addition to being functional and affordable. In response to this trend, many companies are investing in creative campaigns, realizing that a compelling image can significantly enhance the bottom line.

To create visual and written messages that resonate with target audiences, firms frequently supplement their core marketing teams with skilled freelance professionals. Tapping the expertise of consultants allows the organization to efficiently staff up and down as business fluctuates. This approach also provides companies with access to professionals who possess specialized skills and fresh perspectives. By using a strategic blend of full-time and freelance staff, firms are able to minimize labor costs while maximizing their creative output.

When seeking freelance talent, businesses throughout North America rely on The Creative Group. We specialize in placing creative, advertising, marketing and web professionals with a variety of firms, including advertising and public relations agencies, Fortune 500 companies and small to midsize businesses. We provide a wide range of creative and communications consultants, from brand strategists to web designers to account executives. Our freelancers work with companies in all industries to ensure the successful implementation of marketing initiatives.

The Creative Group's account managers typically have previous work experience within the creative and communications fields, and are in tune with our clients' unique staffing requirements. Their marketing backgrounds, combined with their network of industry contacts, allow them to match companies with freelancers who possess the specific expertise needed for short- and long-term projects. TalentMatch®, our proprietary evaluation process, enhances our ability to accurately assess individual proficiencies and match consultants with appropriate assignments. We work with leading software companies such as Adobe, Macromedia and Microsoft to develop specialized skills testing and provide access to professional certifications. This enables us to place freelancers with technical aptitude in InDesign, Flash, Photoshop, Illustrator and PowerPoint, among other programs. In addition, by making online reference materials and e-learning courses available to our consultants, we ensure they have the most up-to-date industry information and expertise.

By using a strategic blend of full-time and freelance staff, firms are able to minimize labor costs while maximizing their creative output.



The Creative Group's official career alliances and business relationships with leading organizations such as the American Marketing Association, The Webby Awards, The Telly Awards, *Graphic Design: usa* and *HOW* magazine expand our ability to recruit the most dedicated professionals. We are pleased to serve as an ongoing resource to these groups, providing their members with the latest hiring and employment information through articles, white papers, salary data and presentations. To help us identify emerging industry trends and their potential impact, The Creative Group also conducts extensive research and independent surveys of advertising and marketing executives. This information is shared with our clients, candidates, alliance partners and the business community.

In the current competitive marketplace, companies are acutely aware that savvy branding strategies and integrated marketing campaigns are instrumental to their growth and prosperity. To create and execute these initiatives, organizations depend on The Creative Group for immediate access to talented freelance professionals.

For more information about The Creative Group and our services, please visit our website at www.creativegroup.com.

Our informational materials and programs reinforce our commitment to serving as respected advisors to clients and job candidates.

THE LEADING RESOURCE

AT ROBERT HALF INTERNATIONAL INC. (RHI), our primary objective is helping job candidates find meaningful work and expertly matching them with businesses that require experienced talent to grow and remain competitive. Our 57 years of experience in pursuing this goal, combined with our ongoing research on employment and the workplace, make us the leading resource on careers and staff management issues.

Our national surveys of executives and other professionals reveal key emerging employment and hiring trends. Throughout the year, we share this information with employers, job candidates and the business community in articles, booklets, white papers and other materials, as well as through our Continuing Professional Education (CPE) presentations, online resources and industry roundtables.

Firms of all sizes find RHI's annual salary guides valuable in ensuring that their compensation levels are competitive, and our advice booklets help them navigate a complex hiring environment. Our salary guides also are used by government agencies and educational institutions for research into hiring trends. The U.S. Department of Labor's Bureau of Labor Statistics, for example, reviews these resources when preparing its *Occupational Outlook Handbook*.

Our professionals with Protiviti have become highly respected experts on issues of concern to accounting professionals, especially matters related to corporate governance. They offer their expertise through Protiviti's subscription-based KnowledgeLeader web portal and a number of popular guides to the Sarbanes-Oxley Act, among many other resources.

RHI's Chairman and CEO Max Messmer is a frequent author and columnist on issues facing hiring managers and job candidates. His books include *Motivating Employees For Dummies*, *Managing Your Career For Dummies*, *Job Hunting For Dummies* (2nd Edition), *Human Resources Kit For Dummies*, and *The Fast Forward MBA in Hiring* (all published by John Wiley & Sons, Inc.).

Our role as a trusted source of hiring and employment advice is complemented by our numerous business relationships with professional and trade associations in our areas of specialization. We also have partnerships with leading software publishers, including an alliance with the Microsoft Office Specialist Certification program. These relationships allow us to expand our worldwide network and help candidates build key skills, ensuring a higher level of service to our clients.

Our informational materials and programs reinforce our commitment to serving as respected advisors to our clients and job candidates.

For more information about RHI's published resources, please visit our Resource Center at www.rhi.com.


THE WALL STREET JOURNAL
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FINANCIAL EXECUTIVE
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Certain information contained in Management's Discussion and Analysis and in other parts of this report may be deemed forward-looking statements regarding events and financial trends that may affect the Company's future operating results or financial positions. These statements may be identified by words such as "estimate", "forecast", "project", "plan", "intend", "believe", "expect", "anticipate", or variations or negatives thereof or by similar or comparable words or phrases. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the statements. These risks and uncertainties include, but are not limited to, the following: changes in levels of unemployment and other economic conditions in the United States or foreign countries where the Company does business, or in particular regions or industries; reduction in the supply of candidates for temporary employment or the Company's ability to attract candidates; the entry of new competitors into the marketplace or expansion by existing competitors; the ability of the Company to maintain existing client relationships and attract new clients in the context of changing economic or competitive conditions; the impact of competitive pressures, including any change in the demand for the Company's services, on the Company's ability to maintain its margins; the possibility of the Company incurring liability for its activities, including the activities of its temporary employees, or for events impacting its temporary employees on clients' premises; the possibility that adverse publicity could impact the Company's ability to attract and retain clients and candidates; the success of the Company in attracting, training, and retaining qualified management personnel and other staff employees; whether governments will impose additional regulations or licensing requirements on personnel services businesses in particular or on employer/employee relationships in general; whether there will be ongoing demand for Sarbanes-Oxley or other regulatory compliance services; and litigation relating to prior or current transactions or activities, including litigation that may be disclosed from time to time in the Company's SEC filings. Additionally, with respect to Protiviti, other risks and uncertainties include the fact that future success will depend on its ability to retain employees and attract clients; there can be no assurance that there will be ongoing demand for Sarbanes-Oxley or other regulatory compliance services; failure to produce projected revenues could adversely affect financial results; and possible involvement in litigation relating to prior or current transactions or activities. Because long-term contracts are not a significant part of the Company's business, future results cannot be reliably predicted by considering past trends or extrapolating past results.

Critical Accounting Policies and Estimates

As described below, the Company's most critical accounting policies and estimates are those that involve subjective decisions or assessments.

ACCOUNTS RECEIVABLE ALLOWANCES. The Company maintains accounts receivable allowances for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Estimates used in determining the accounts receivable allowances were based on current trends and historical loss statistics. Actual results may differ from these estimates, which may materially affect the Company's future financial results.

INCOME TAX ASSETS AND LIABILITIES. In establishing its deferred income tax assets and liabilities, the Company makes judgments and interpretations based on the enacted tax laws and published tax guidance that are applicable to its operations. The Company records deferred tax assets and liabilities and evaluates the need for valuation allowances to reduce the deferred tax assets to realizable amounts. The likelihood of a material change in the Company's expected realization of these assets is dependent on future taxable income, its ability to use foreign tax credit carryforwards and carrybacks, final U.S. and foreign tax settlements, and the effectiveness of its tax planning strategies in the various relevant jurisdictions. While management believes that its judgments and interpretations regarding deferred income tax assets and liabilities are appropriate, significant differences in actual experience may materially affect the future financial results of the Company.

EMPLOYEE RETIREMENT PLANS. The determination of the Company's obligations for certain employee retirement plans is dependent upon various assumptions, including, among others, expected retirement age, mortality, expected post retirement Consumer Price Index increases, and discount rates. Management believes its assumptions are appropriate; however, significant differences in actual experience or significant changes in assumptions may materially affect the Company's future financial results.

GOODWILL IMPAIRMENT. The Company assesses the impairment of goodwill and identifiable intangible assets annually, or more often if events or changes in circumstances indicate that the carrying value may not be recoverable. This assessment is based upon a discounted cash flow analysis. The estimate of cash flow is based upon, among other things, certain assumptions about expected future operating performance and an appropriate discount rate determined by management. The Company's estimates of discounted cash flow may differ from actual cash flow due to, among other things, economic conditions, changes to its business model or changes in its operating performance. Significant differences between these estimates and actual cash flow could materially affect the future financial results of the Company. The Company completed its annual goodwill impairment analysis during each of the years ended December 31, 2004 and 2003, and determined that no adjustment to the carrying value of goodwill was required.

WORKERS' COMPENSATION. The Company self-insures or retains a portion of the exposure for losses related to workers' compensation. The Company has established reserves for workers' compensation claims based on historical loss statistics and periodic third party actuarial valuations. While management believes that its assumptions and estimates are appropriate, significant differences in actual experience or significant changes in assumptions may materially affect the Company's future financial results.

STOCK OPTION PLANS. The Company has a long history of issuing stock options to employees and directors as an integral part of its compensation programs. Accounting principles generally accepted in the United States of America allow alternative methods of accounting for these plans. The Company has chosen to account for its stock option plans under Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25"). Under APB 25, the intrinsic value of the options is used to record compensation expense and, as a result, no compensation expense related to stock options is included in determining net income and net income per share in the Consolidated Financial Statements ("Financial Statements"). Restricted stock grants are accounted for in accordance with APB 25, which mandates that restricted stock grants with performance conditions are calculated using the intrinsic value. As required by Statement of Financial Accounting Standards ("SFAS") No. 148, *Accounting for Stock-Based Compensation–Transition and Disclosure* ("SFAS 148"), calculations of pro forma net income (loss) and net income (loss) per share, computed in accordance with the method prescribed by SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123"), are set forth in Note A to the Financial Statements.

The Company expects to adopt the provisions of SFAS No. 123 (revised 2004), *Share-Based Payment*, ("SFAS 123R") on July 1, 2005. Among other things, SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim or annual period after June 15,

2005. See Note B—New Accounting Pronouncements in Notes to Consolidated Financial Statements for further information.

Results of Operations for the Three Years Ended December 31, 2004

Temporary and consultant staffing services revenues were $2.2 billion, $1.7 billion, and $1.8 billion for the years ended December 31, 2004, 2003 and 2002, respectively, increasing by 25% in 2004 and decreasing by 1% in 2003. Permanent placement revenues were $136 million, $95 million, and $100 million for the years ended December 31, 2004, 2003 and 2002, respectively, increasing by 43% in 2004 and decreasing by 5% in 2003. Improvement in the U.S. labor markets contributed to the increase in temporary and permanent staffing services revenues for the year ended December 31, 2004. Staffing services revenue results for the year ended December 31, 2003 were adversely impacted by weak labor markets and soft general economic conditions, particularly in the United States. Risk consulting and internal audit services revenues were $352 million and $133 million for the years ended December 31, 2004 and 2003, respectively, and $42 million for the period May 24, 2002 (inception) to December 31, 2002. The 2004 and 2003 increases in risk consulting and internal audit services revenues is primarily due to increased brand acceptance in the marketplace and expanding demand related to increased focus on internal accounting controls and other corporate governance requirements, including the Sarbanes-Oxley Act of 2002. There can be no assurances that there will be ongoing demand for Sarbanes-Oxley or other regulatory compliance services, or that future results can be reliably predicted by considering past trends or extrapolating past results. We expect total Company revenues to continue to be impacted by general macroeconomic conditions in 2005.

The Company's temporary and permanent staffing services business has more than 330 offices in 42 states, the District of Columbia and ten foreign countries, while Protiviti has more than 35 offices in 20 states and eight foreign countries. Revenues from domestic operations represented 82%, 82% and 83% of revenues for the years ended December 31, 2004, 2003 and 2002, respectively. Revenues from foreign operations represented 18%, 18% and 17% of revenues for the years ended December 31, 2004, 2003 and 2002, respectively.

Gross margin dollars from the Company's temporary and consultant staffing services represent revenues less direct costs of services, which consist of payroll, payroll taxes and insurance costs for temporary employees. Gross margin dollars from permanent placement staffing services are equal to revenues, as there are no direct costs associated with such revenues. Gross margin dollars for risk consulting and internal audit services represent revenues less direct costs of services, which consist primarily of professional staff payroll, payroll taxes, insurance costs and reimbursable expenses. Gross margin dollars for the Company's temporary and consultant staffing services were $787 million, $610 million and $628 million for the years ended December 31, 2004, 2003 and 2002, respectively, increasing by 29% in 2004 and decreasing by 3% in 2003. Gross margin amounts equaled 36%, 35% and 36% of revenues for temporary and consultant staffing services for the years ended December 31, 2004, 2003 and 2002, respectively. The higher 2004 temporary and consultant gross margin percentage is primarily the result of higher bill rates and conversion revenues. The lower 2003 temporary and consultant gross margin percentage is primarily the result of higher workers' compensation and state unemployment costs. Gross margin dollars for the Company's permanent placement staffing division were $136 million, $95 million and $100 million for the years ended December 31, 2004, 2003 and 2002, respectively, increasing by 43% in 2004 and decreasing by 5% in 2003. Gross margin dollars for the Company's risk consulting and internal audit division were $133 million and $22 million for the years ended December 31, 2004 and 2003, respectively, and negative $13 million for the period May 24, 2002 (inception) to December 31, 2002. The 2004 and 2003 improvements in risk consulting and internal audit services gross margin dollars is primarily the result of higher revenues and improved staff utilization.

Selling, general and administrative expenses were $824 million in 2004, compared to $707 million in 2003 and $710 million in 2002. Selling, general and administrative expenses as a percentage of revenues were 31%, 36% and 37% for the years ended December 31, 2004, 2003 and 2002, respectively. Selling, general and administrative expenses consist primarily of staff compensation, advertising, depreciation and occupancy costs. The lower 2004 and 2003 selling, general and administrative expense percentages resulted primarily from leveraging fixed operating costs.

For acquisitions, the Company allocates the excess of cost over the fair market value of the net tangible assets first to identifiable intangible assets, if any, and then to goodwill. The Company adopted SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"), on January 1, 2002, resulting in the discontinuance of the amortization of goodwill that was being amortized over 40 years. The methods used for evaluating and measuring impairment of certain intangible assets have changed in accordance with the provisions of SFAS 142. The Company completed its annual goodwill impairment test during each of the years ended December 31, 2004 and 2003, and determined that no adjustment to the carrying value of goodwill was required. Net intangible assets, consisting primarily of goodwill, represented 14% of total assets and 18% of total stockholders' equity at December 31, 2004.

Interest income for the years ended December 31, 2004, 2003 and 2002 was $5.0 million, $3.4 million and $5.5 million, respectively, while interest expense for the years ended December 31, 2004, 2003 and 2002 was $1.2 million, $0.8 million and $0.9 million, respectively. Higher average cash balances in 2004 and higher interest rates during the year yielded higher interest income. Lower average cash balances in 2003 and lower interest rates during that year yielded lower interest income.

The provision for income taxes was 40%, 45% and 38% of income before taxes for the years ended December 31, 2004, 2003 and 2002, respectively. The decrease in 2004 is due primarily to the diminishing impact of permanent non-deductible tax items, which became increasingly less significant relative to the Company's improved financial results, and to the utilization of net operating loss carryforwards in certain states and international locations. The increase in 2003 is due primarily to losses in certain states and international locations where corresponding tax benefits are not being recognized.

Liquidity and Capital Resources

The change in the Company's liquidity during the years ended December 31, 2004, 2003 and 2002 is primarily the net effect of funds generated by operations and the funds used for capital expenditures, repurchases of common stock, payment of dividends and principal payments on outstanding notes payable.

Cash and cash equivalents were $437 million, $377 million and $317 million at December 31, 2004, 2003 and 2002, respectively. Operating activities provided $162 million during the year ended December 31, 2004, partially offset by $35 million and $76 million of net cash used in investing activities and financing activities, respectively. Operating activities provided $113 million during the year ended December 31, 2003, partially offset by $56 million and $8 million of net cash used in investing activities and financing activities, respectively. Operating activities provided $161 million during the year ended December 31, 2002, partially offset by $88 million and $107 million of net cash used in investing activities and financing activities, respectively.

OPERATING ACTIVITIES—Net cash provided by operating activities for the year ended December 31, 2004 was composed of net income of $141 million adjusted for non-cash items of $92 million, and net cash used for changes in working capital of $71 million. Net cash provided by operating activities for the year ended December 31, 2003 was composed of net income of $6 million adjusted for non-cash items of $98 million, and net cash provided by changes in working capital of $9 million. Net cash provided by operating activities for the year ended December 31, 2002 was composed of net income of $2 million adjusted for non-cash items of $126 million, and net cash provided by changes in working capital of $33 million.

INVESTING ACTIVITIES—Cash used in investing activities for the year ended December 31, 2004 was $35 million. This was primarily capital expenditures of $33 million. Cash used in investing activities for the year ended December 31, 2003 was $56 million. This was primarily capital expenditures of $37 million and purchases of goodwill and other intangible assets of $18 million. Cash used in investing activities for the year ended December 31, 2002 was $88 million. This was composed of capital expenditures of $48 million, purchases of goodwill and other intangible assets of $19 million, and deposits to trusts for employee benefits and retirement plans of $21 million.

FINANCING ACTIVITIES—Cash used in financing activities for the year ended December 31, 2004 was $76 million. This included $31 million in cash dividends to stockholders, repurchases of $89 million in common stock, partially offset by proceeds of $44 million from exercises of stock options. Financing activities for the year ended December 31, 2003 was $8 million. This included common stock repurchases of $33 million, partially offset by proceeds of $25 million from exercises of stock options. Financing activities for the year ended December 31, 2002 was $107 million. This included common stock repurchases of $146 million, partially offset by proceeds of $39 million from exercises of stock options.

As of December 31, 2004, the Company is authorized to repurchase, from time to time, up to 6.9 million additional shares of the Company's common stock on the open market or in privately negotiated transactions, depending on market conditions. During the years ended December 31, 2004, 2003, and 2002, the Company repurchased approximately 2.7 million, 1.6 million, and 6.9 million shares of common stock on the open market for a total cost of $64 million, $25 million, and $132 million, respectively. Additional stock repurchases were made in connection with employee stock plans, whereby Company shares were tendered by employees for the payment of applicable statutory withholding taxes. During the years ended December 31, 2004, 2003, and 2002, such repurchases totaled approximately 1.0 million, 0.5 million, and 0.6 million shares at a cost of $25 million, $8 million, and $15 million, respectively. Repurchases of securities have been funded with cash generated from operations.

The Company's working capital at December 31, 2004 included $437 million in cash and cash equivalents. The Company's working capital requirements relate primarily to accounts receivable. While there can be no assurances in this regard, the Company expects that internally generated cash will be sufficient to support the working capital needs of the Company, the Company's fixed payments, dividends, and other obligations on both a short- and long-term basis.

On February 15, 2005, the Company announced a quarterly dividend of $.07 per share to be paid to all shareholders of record on February 25, 2005. The dividend will be paid on March 15, 2005.

The Company's cash flows generated from operations are also the primary source for funding various contractual obligations. The table below summarizes the Company's major commitments as of December 31, 2004 (in thousands):

	Payments due by period				
Contractual Obligations	2005	2006 and 2007	2008 and 2009	Thereafter	Total
Long-term debt obligations	$ 278	$ 555	$ 554	$ 3,083	$ 4,470
Operating lease obligations	63,789	90,112	54,586	28,286	236,773
Purchase obligations	17,547	23,375	–	–	40,922
Other long-term liabilities	–	425	–	3,751	4,176
Total	$ 81,614	$ 114,467	$ 55,140	$ 35,120	$ 286,341

Long-term debt obligations consist of promissory notes and related interest as well as other forms of indebtedness issued in connection with certain acquisitions and other payment obligations. Operating lease obligations consist of minimum rental commitments for 2005 and thereafter under non-cancelable leases in effect at December 31, 2004. Purchase obligations consist of purchase commitments primarily related to telecom service agreements, software licenses and subscriptions, and computer hardware and software maintenance agreements.

Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to the impact of foreign currency fluctuations. The Company's exposure to foreign currency exchange rates relates primarily to the Company's foreign subsidiaries. Exchange rates impact the U.S. dollar value of the Company's reported earnings, investments in its foreign subsidiaries, and the intercompany transactions with its foreign subsidiaries.

For the year ended December 31, 2004, approximately 18% of the Company's revenues were generated outside of the United States. These operations transact business in their functional currency. As a result, fluctuations in the value of foreign currencies against the U.S. dollar have an impact on the Company's reported results. Revenues and expenses denominated in foreign currencies are translated into U.S. dollars at the monthly average exchange rates prevailing during the period. Consequently, as the value of the U.S. dollar changes relative to the currencies of the Company's non-U.S. markets, the Company's reported results vary.

Fluctuations in currency exchange rates impact the U.S. dollar amount of the Company's stockholders' equity. The assets and liabilities of the Company's non-U.S. subsidiaries are translated into U.S. dollars at the exchange rates in effect at period end. The resulting translation adjustments are recorded in stockholders' equity as a component of accumulated other comprehensive income.







(in thousands, except share amounts)

December 31,		*2004*		*2003*
Assets:				
Cash and cash equivalents	$	436,809	$	376,523
Accounts receivable, less allowances of $17,294 and $13,608		391,641		242,348
Deferred income taxes and other current assets		87,866		79,748
Total current assets		916,316		698,619
Goodwill and other intangible assets, net		167,931		162,508
Property and equipment, net		95,783		113,119
Deferred income taxes		18,627		11,401
Total assets	$	1,198,657	$	985,647
Liabilities:				
Accounts payable and accrued expenses	$	72,034	$	45,094
Accrued payroll costs and retirement obligations		195,634		140,635
Income taxes payable		12,600		–
Current portion of notes payable and other indebtedness		77		71
Total current liabilities		280,345		185,800
Notes payable and other indebtedness, less current portion		2,266		2,343
Other liabilities		4,176		8,843
Total liabilities		286,787		196,986
Commitments and Contingencies (Note I)				
Stockholders' Equity:				
Common stock, $.001 par value authorized 260,000,000 shares; issued and outstanding 172,980,880 and 171,775,743 shares		173		172
Capital surplus		702,331		595,051
Deferred compensation		(63,944)		(47,408)
Accumulated other comprehensive income		32,570		20,018
Retained earnings		240,740		220,828
Total stockholders' equity		911,870		788,661
Total liabilities and stockholders' equity	$	1,198,657	$	985,647

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.







(in thousands, except per share amounts)

Years Ended December 31,		*2004*		*2003*		*2002*
Net service revenues	$	2,675,696	$	1,974,991	$	1,904,951
Direct costs of services, consisting of payroll, payroll taxes and insurance costs for temporary and risk consulting employees		1,619,394		1,248,253		1,190,216
Gross margin		1,056,302		726,738		714,735
Selling, general and administrative expenses		824,382		707,349		709,542
Amortization of intangible assets		1,025		10,277		6,281
Interest income, net		(3,770)		(2,603)		(4,585)
Income before income taxes		234,665		11,715		3,497
Provision for income taxes		94,061		5,325		1,329
Net income	$	140,604	$	6,390	$	2,168
Basic net income per share	$	.83	$	.04	$	.01
Diluted net income per share	$	.79	$	.04	$	.01
Shares:						
Basic		169,742		168,719		172,484
Diluted		176,866		173,175		177,791
Cash dividends declared per share	$	.18	$	.00	$	.00

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.



(in thousands, except per share amounts)

Years Ended December 31,	*2004*	*2003*	*2002*
COMMON STOCK—SHARES:			
Balance at beginning of period	171,776	170,909	174,929
Issuances of restricted stock	1,303	901	725
Repurchases of common stock	(3,657)	(2,054)	(7,431)
Exercises of stock options	3,559	2,020	2,686
Balance at end of period	172,981	171,776	170,909
COMMON STOCK—PAR VALUE:			
Balance at beginning of period	$ 172	$ 171	$ 175
Issuances of restricted stock	1	1	1
Repurchases of common stock	(4)	(2)	(8)
Exercises of stock options	4	2	3
Balance at end of period	$ 173	$ 172	$ 171
CAPITAL SURPLUS:			
Balance at beginning of period	$ 595,051	$ 543,457	$ 487,083
Issuances of restricted stock—excess over par value	39,730	25,008	5,957
Exercises of stock options—excess over par value	44,327	25,257	39,300
Tax impact of equity incentive plans	23,223	1,329	11,117
Balance at end of period	$ 702,331	$ 595,051	$ 543,457
DEFERRED COMPENSATION:			
Balance at beginning of period	$ (47,408)	$ (46,311)	$ (64,792)
Issuances of restricted stock	(39,731)	(25,009)	(5,958)
Amortization of deferred compensation	23,195	23,912	24,439
Balance at end of period	$ (63,944)	$ (47,408)	$ (46,311)
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):			
Balance at beginning of period	$ 20,018	$ 846	$ (8,025)
Translation adjustments, net of tax	12,552	19,172	8,871
Balance at end of period	$ 32,570	$ 20,018	$ 846
RETAINED EARNINGS:			
Balance at beginning of period	$ 220,828	$ 246,803	$ 391,255
Repurchases of common stock—excess over par value	(89,597)	(32,365)	(146,620)
Cash dividends ($.18 per share)	(31,095)	—	—
Net income	140,604	6,390	2,168
Balance at end of period	$ 240,740	$ 220,828	$ 246,803
COMPREHENSIVE INCOME:			
Net income	$ 140,604	$ 6,390	$ 2,168
Translation adjustments, net of tax	12,552	19,172	8,871
Total comprehensive income	$ 153,156	$ 25,562	$ 11,039

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

(in thousands)

Years Ended December 31,		*2004*		*2003*		*2002*
Cash Flows from Operating Activities:						
Net income	$	140,604	$	6,390	$	2,168
Adjustments to reconcile net income to net cash provided by operating activities:						
Amortization of intangible assets		1,025		10,277		6,281
Amortization of deferred compensation		23,195		23,912		24,439
Depreciation expense		48,088		55,627		66,027
Provision (benefit) for deferred income taxes		(12,925)		(5,019)		567
Tax impact of equity incentive plans		23,223		1,329		11,117
Provision for doubtful accounts		9,721		11,140		17,988
Changes in assets and liabilities, net of effects of acquisitions:						
(Increase) decrease in accounts receivable		(153,386)		(22,377)		35,323
Increase in accounts payable, accrued expenses and accrued payroll costs		74,069		7,309		14,393
Increase in income taxes payable		12,706		–		–
Change in other assets, net of change in other liabilities		(4,487)		24,217		(17,116)
Net cash flows provided by operating activities		161,833		112,805		161,187
Cash Flows from Investing Activities:						
Purchase of goodwill and other intangible assets and other assets		(1,730)		(18,123)		(19,228)
Capital expenditures		(32,867)		(36,822)		(47,392)
Deposits to trusts for employee benefits and retirement plans		(409)		(1,531)		(21,336)
Net cash flows used in investing activities		(35,006)		(56,476)		(87,956)
Cash Flows from Financing Activities:						
Repurchases of common stock		(89,601)		(33,330)		(145,665)
Cash dividends paid		(31,095)		–		–
Principal payments on notes payable and other indebtedness		(71)		(66)		(208)
Proceeds from exercises of stock options		44,331		25,259		39,303
Net cash flows used in financing activities		(76,436)		(8,137)		(106,570)
Effect of exchange rate changes on cash and cash equivalents		9,895		11,404		3,498
Net increase (decrease) in cash and cash equivalents		60,286		59,596		(29,841)
Cash and cash equivalents at beginning of period		376,523		316,927		346,768
Cash and cash equivalents at end of period	$	436,809	$	376,523	$	316,927
Supplemental Disclosures of Cash Flow Information:						
Cash paid (refunded) during the year for:						
Interest	$	494	$	435	$	308
Income taxes, net of refunds	$	71,363	$	(15,537)	$	8,803
Purchase of goodwill and other intangible assets and other assets:						
Assets acquired						
Goodwill and other intangible assets	$	1,581	$	17,594	$	17,926
Other		434		539		1,490
Liabilities incurred						
Other		(285)		(10)		(188)
Cash paid, net of cash acquired	$	1,730	$	18,123	$	19,228
Non-cash items:						
Stock repurchases awaiting settlement	$	–	$	–	$	963

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

Note A -- Summary of Significant Accounting Policies

NATURE OF OPERATIONS. Robert Half International Inc. (the "Company") provides specialized staffing and risk consulting services through such divisions as *Accountemps®*, *Robert Half® Finance & Accounting*, *OfficeTeam®*, *Robert Half® Technology*, *Robert Half® Management Resources*, *Robert Half® Legal*, *The Creative Group®*, and *Protiviti®*. The Company, through its *Accountemps*, *Robert Half Finance & Accounting*, and *Robert Half Management Resources* divisions, is the world's largest specialized provider of temporary, full-time, and project professionals in the fields of accounting and finance. *OfficeTeam* specializes in highly skilled temporary administrative support personnel. *Robert Half Technology* provides information technology professionals. *Robert Half Legal* provides temporary, project, and full-time staffing of attorneys and specialized support personnel within law firms and corporate legal departments. *The Creative Group* provides project staffing in the advertising, marketing, and web design fields. *Protiviti* began operations on May 24, 2002, and provides business and technology risk consulting and internal audit services. *Protiviti*, which primarily employs risk consulting and internal audit professionals formerly associated with major accounting firms, is a wholly-owned subsidiary of the Company. Revenues are predominantly derived from specialized staffing services. The Company operates in the United States, Canada, Europe, Asia, Australia and New Zealand. The Company is a Delaware corporation.

BASIS OF PRESENTATION. The Consolidated Financial Statements ("Financial Statements") of the Company are prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") and the rules of the Securities and Exchange Commission.

PRINCIPLES OF CONSOLIDATION. The Financial Statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All intercompany balances have been eliminated. Certain reclassifications have been made to the 2003 and 2002 financial statements to conform to the 2004 presentation.

USE OF ESTIMATES. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. As of December 31, 2004, such estimates included allowances for uncollectible accounts receivable, workers' compensation losses, income and other taxes, and certain employee retirement plans.

REVENUE RECOGNITION. The Company derives its revenues from three segments: temporary and consultant staffing, permanent placement staffing, and risk consulting and internal audit services. Net service revenues as presented on the Consolidated Statements of Operations represent services rendered to customers less sales adjustments and allowances. The Company records revenue on a gross basis as a principal versus on a net basis as an agent in the presentation of revenues and expenses. The Company has concluded that gross reporting is appropriate because the Company (i) has the risk of identifying and hiring qualified employees, (ii) has the discretion to select the employees and establish their price and duties and (iii) bears the risk for services that are not fully paid for by customers.

Temporary and consultant staffing revenues—Temporary and consultant staffing revenues are recognized when the services are rendered by the Company's temporary employees. Temporary employees placed by the Company are the Company's legal employees while they are working on assignments. The Company pays all related costs of employment, including workers' compensation insurance, state and federal unemployment taxes, social security and certain fringe benefits. The Company assumes the risk of acceptability of its employees to its customers.

Permanent placement staffing revenues—Permanent placement staffing revenues are recognized when employment candidates accept offers of permanent employment. The Company has a substantial history of estimating the effect of permanent placement candidates who do not remain with its clients through the 90-day guarantee period. Allowances are established to estimate these losses. Fees to clients are generally calculated as a percentage of the new employee's annual compensation. No fees for permanent placement services are charged to employment candidates.

Risk consulting and internal audit revenues—Risk consulting and internal audit services are generally provided on a time-and-material basis or fixed-fee basis. Revenues earned under time-and-material arrangements are recognized as services are provided. Revenues on fixed-fee arrangements are recognized using a proportional performance method as hours are incurred relative to total estimated hours for the engagement. The Company periodically evaluates the need to provide for any losses on these projects, and losses are recognized when it is probable that a loss will be incurred. Reimbursements, including those relating to travel and out-of-pocket expenses, are included in risk consulting and internal audit service revenues, and equivalent amounts of reimbursable expenses are included in direct costs of services.

COSTS OF SERVICES. Direct costs of staffing services consist of payroll, payroll taxes and insurance costs for the Company's temporary employees. There are no direct costs associated with permanent placement staffing services. Risk consulting and internal audit costs of services include professional staff payroll, payroll taxes and insurance costs, as well as reimbursable expenses.

ADVERTISING COSTS. The Company expenses all advertising costs as incurred.

CASH AND CASH EQUIVALENTS. The Company considers all highly liquid investments with a maturity at the date of purchase of three months or less as cash equivalents.

INTANGIBLE ASSETS. Intangible assets primarily consist of the cost of acquired companies in excess of the fair market value of their net tangible assets at the date of acquisition. The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"), on January 1, 2002. Under SFAS 142, goodwill is no longer subject to amortization over its estimated useful life. The methods used for evaluating and measuring impairment of certain intangible assets have changed in accordance with the provisions of SFAS 142. The Company completed its annual goodwill impairment analysis during each of the years ended December 31, 2004 and 2003, and determined that no adjustment to the carrying value of goodwill was required.

INCOME TAX ASSETS AND LIABILITIES. In establishing its deferred income tax assets and liabilities, the Company makes judgments and interpretations based on the enacted tax laws and published tax guidance that are applicable to its operations. The Company records deferred tax assets and liabilities and evaluates the need for valuation allowances to reduce the deferred tax assets to realizable amounts. The likelihood of a material change in the Company's expected realization of these assets is dependent on future taxable income, its ability to use foreign tax credit carryforwards and carrybacks, final U.S. and foreign tax settlements, and the effectiveness of its tax planning strategies in the various relevant jurisdictions.

WORKERS' COMPENSATION. The Company self-insures or retains a portion of the exposure for losses related to workers' compensation. The Company has established reserves for workers' compensation claims based on historical loss statistics and periodic third party actuarial valuations.

FOREIGN CURRENCY TRANSLATION. The results of operations of the Company's foreign subsidiaries are translated at the monthly average exchange rates prevailing during the period. The financial position of the Company's foreign subsidiaries is translated at the current exchange rates at the end of the period, and the related translation adjustments are recorded as a component of accumulated other comprehensive income within Stockholders' Equity. Gains and losses resulting from foreign currency transactions are included as a component of selling, general and administrative expenses in the Consolidated Statements of Operations, and have not been material for all periods presented.

STOCK OPTION PLANS. The Company accounts for its stock option plans in accordance with Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25"). Under APB 25, the intrinsic value of the options is used to record compensation expense and, as a result, no compensation expense related to stock options is included in determining net income and net income per share in the Financial Statements. Restricted stock grants are accounted for in accordance with APB 25, which mandates that restricted stock grants with performance conditions are calculated using the intrinsic value. Had compensation expense for the stock options and performance-based restricted stock granted been based on the estimated fair value at the award dates, as prescribed by SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123"), the Company's pro forma net income (loss) and net income (loss) per share would have been as follows (in thousands, except per share amounts):

Years Ended December 31,	2004	2003	2002
Net Income (Loss)			
As reported	$ 140,604	$ 6,390	$ 2,168
Stock-based employee compensation expense, net of related tax effects	14,149	14,586	14,908
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(29,898)	(34,423)	(42,490)
Pro forma	$ 124,855	$ (13,447)	$ (25,414)
Net Income (Loss) Per Share			
Basic			
As reported	$ .83	$ .04	$ .01
Pro forma	$ .74	$ (.08)	$ (.15)
Diluted			
As reported	$ .79	$ .04	$ .01
Pro forma	$ .71	$ (.08)	$ (.15)

The fair value of each option is estimated, as of the grant date, using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2004, 2003 and 2002: expected dividend yields of 0.85% for grants in 2004, dividend yields of 0% for grants in 2003 and 2002; expected volatility of 49.4%, 50.9%, and 55.5% for 2004, 2003, and 2002, respectively; risk-free interest rates of 3.6%, 3.1%, and 3.3% for 2004, 2003, and 2002, respectively; and expected lives of 6.0 years, 5.9 years, and 5.2 years for 2004, 2003, and 2002, respectively

The Company expects to adopt the provisions of SFAS No. 123 (revised 2004), *Share-Based Payment,* ("SFAS 123R") on July 1, 2005. Among other things, SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim or annual period after June 15, 2005. See Note B—New Accounting Pronouncements for further information.

PROPERTY AND EQUIPMENT. Property and equipment are recorded at cost. Depreciation expense is computed using the straight-line method over the following useful lives:

Computer hardware	2 to 3 years
Computer software	2 to 5 years
Furniture and equipment	5 years
Leasehold improvements	Term of lease, 5 years maximum

INTERNAL-USE SOFTWARE. The Company capitalizes direct costs incurred in the development of internal-use software. Amounts capitalized are reported as a component of computer software within property and equipment. The Company capitalized approximately $5.1 million, $10.8 million and $15.6 million of internal-use software development costs for the years ended December 31, 2004, 2003 and 2002, respectively.

Note B – New Accounting Pronouncements

In October 2004, the Financial Accounting Standards Board ("FASB") issued Staff Position ("FSP") No. 109-2, *Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004* ("FSP 109-2"). FSP 109-2 provides guidance under FASB Statement No. 109, *Accounting for Income Taxes*, with respect to recording the potential impact of the repatriation provisions of the American Jobs Creation Act of 2004 (the "Jobs Act") on enterprises' income tax expense and deferred tax liability. FSP 109-2 states that an enterprise is allowed time beyond the financial reporting period of enactment to evaluate the effect of the Jobs Act on its plan for reinvestment or repatriation of foreign earnings for purposes of applying FASB Statement No. 109. Based upon the Company's preliminary evaluation of the effects of the repatriation provision, the Company does not expect to apply this provision.

In December 2004, the FASB issued SFAS 123R, which replaces SFAS 123 and supersedes APB 25. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim or annual period after June 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. The Company is required to adopt SFAS 123R in the three months ended September 30, 2005. Under SFAS 123R, the Company must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The transition methods include prospective and retroactive adoption options. Under the retroactive option, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS 123R, while the retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated. The Company is evaluating the requirements of SFAS 123R and expects that the adoption of SFAS 123R will have a material impact on its consolidated results of operations and earnings per share. The Company has not yet determined the method of adoption and has not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under SFAS 123.

In December 2004, the FASB issued SFAS No. 153, *Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions* ("SFAS 153"). SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, *Accounting for Nonmonetary Transactions*, and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005 and is required to be adopted by the Company in the three months ended September 30, 2005. The Company is currently evaluating the effect that the adoption of SFAS 153 will have on its consolidated results of operations and financial condition but does not expect it to have a material impact.

Note C — Deferred Income Taxes and Other Current Assets

Deferred income taxes and other current assets consisted of the following (in thousands):

December 31,	2004	2003
Deferred income taxes	$ 36,794	$ 27,102
Deposits in trusts for employee benefits and retirement plans	31,647	31,238
Income taxes receivable	–	4,048
Other	19,425	17,360
	$ 87,866	$ 79,748

Note D — Goodwill and Other Intangible Assets, Net

The following table sets forth the activity in goodwill and other intangible assets from December 31, 2002 through December 31, 2004 (in thousands):

	Goodwill	Other Intangible Assets	Total
Balance as of December 31, 2002	$ 143,965	$ 17,947	$ 161,912
Purchase of intangible assets	16,616	978	17,594
Translation adjustments	1,382	–	1,382
Decrease in unamortized retirement costs	–	(8,103)	(8,103)
	161,963	10,822	172,785
Amortization of intangible assets	–	(10,277)	(10,277)
Balance as of December 31, 2003	161,963	545	162,508
Purchase of intangible assets	881	700	1,581
Translation adjustments	888	–	888
Increase in unamortized retirement costs	–	3,979	3,979
	163,732	5,224	168,956
Amortization of intangible assets	–	(1,025)	(1,025)
Balance as of December 31, 2004	$ 163,732	$ 4,199	$ 167,931

In 2002, the Company completed its arrangement to hire professionals formerly associated with the internal audit and business and technology risk consulting practice of Arthur Andersen LLP. These professionals formed the base of *Protiviti*. The Company paid $16.1 million, including transaction costs, to secure the release of *Protiviti* employees from their covenants not to compete or solicit. Subsequently, the Company made additional risk consulting business acquisitions of $3.1 million and recorded intangible assets of $2.6 million as a result. Substantially all of these intangible assets were fully amortized at December 31, 2003.

In 2003, the Company completed the acquisition of its last two independent Robert Half franchises with offices in New Orleans, Louisiana, Overland Park, Kansas, and Kansas City, Missouri. The Company paid approximately $17.6 million for the purchase of intangibles and other assets, including goodwill of $16.6 million and amortizable intangible assets of approximately $1.0 million that are being amortized over 2 to 4 years. The estimated remaining amortization expense is $0.2 million for 2005, and $0.2 million thereafter.

The Company completed its annual goodwill impairment analysis during each of the years ended December 31, 2004 and 2003, and determined that no adjustment to the carrying value of goodwill was required. The Company will perform annual assessments for impairment, applying a discounted cash flow-based test to its reportable units, which are its various lines of business.

Note E — Property and Equipment, Net

Property and equipment consisted of the following (in thousands):

December 31,	2004	2003
Computer hardware	$ 98,296	$ 96,425
Computer software	168,086	155,523
Furniture and equipment	89,560	96,754
Leasehold improvements	69,203	61,294
Other	10,870	10,648
Property and equipment, cost	436,015	420,644
Accumulated depreciation	(340,232)	(307,525)
Property and equipment, net	$ 95,783	$ 113,119

Note F — Accrued Payroll Costs and Retirement Obligations

Accrued payroll costs and retirement obligations consisted of the following (in thousands):

December 31,	2004	2003
Payroll and benefits	$ 100,507	$ 61,121
Employee retirement obligations	47,825	41,006
Workers' compensation	19,398	15,090
Payroll taxes	27,904	23,418
	$ 195,634	$ 140,635

Included in employee benefits and retirement obligations is $42 million at December 31, 2004 and $36 million at December 31, 2003 related to a defined benefit retirement agreement for the Company's key executive. The amount of this obligation has been calculated in accordance with the current provisions of the employee's retirement agreement, which was initially entered into in 1985. The key assumptions used in this calculation include: expected retirement age, mortality, expected post retirement Consumer Price Index increases of 2.9% and 3.1%, and discount rates of 3.8% and 4.7% at December 31, 2004 and 2003, respectively.

Note G — Notes Payable and Other Indebtedness

The Company issued promissory notes as well as other forms of indebtedness in connection with certain acquisitions and other payment obligations. These are due in varying installments, carry varying interest rates and, in aggregate, amounted to $2.3 million at December 31, 2004 and $2.4 million at December 31, 2003. At December 31, 2004, $2.2 million of the notes were collateralized by a standby letter of credit. The following table shows the schedule of maturities for notes payable and other indebtedness at December 31, 2004 (in thousands):

2005	$ 77
2006	83
2007	89
2008	97
2009	104
Thereafter	1,893
	$ 2,343

At December 31, 2004, the notes carried fixed rates and the weighted average interest rate for the above was approximately 8.7%, 8.6% and 8.5% for the years ended December 31, 2004, 2003 and 2002, respectively.

The Company has an uncommitted letter of credit facility ("the facility") of up to $35.0 million, which is available to cover the issuance of debt support standby letters of credit. The Company had used $30.9 million and $26.6 million in debt support standby letters of credit as of December 31, 2004 and 2003, respectively. Of the debt support standby letters of credit outstanding as of December 31, 2004 and 2003, $28.7 million and $24.3 million, respectively, satisfy workers' compensation insurer's collateral requirements. There is a service fee of 1.0% on the used portion of the facility. The facility is subject to certain financial covenants and expires on August 31, 2005.

Note H – Income Taxes

The provision (benefit) for income taxes for the years ended December 31, 2004, 2003 and 2002 consisted of the following (in thousands):

Years Ended December 31,	*2004*	*2003*	*2002*
Current:			
Federal	$ 78,681	$ 4,773	$ (5,132)
State	17,517	3,430	2,101
Foreign	10,788	2,141	3,793
Deferred:			
Federal and state	(15,259)	(1,178)	567
Foreign	2,334	(3,841)	–
	$ 94,061	$ 5,325	$ 1,329

Income (loss) before the provision for income taxes for the years ended December 31, 2004, 2003 and 2002 consisted of the following (in thousands):

Years Ended December 31,	*2004*	*2003*	*2002*
Domestic	$ 219,434	$ 18,985	$ (5,717)
Foreign	15,231	(7,270)	9,214
	$ 234,665	$ 11,715	$ 3,497

The income taxes shown above varied from the statutory federal income tax rates for these periods as follows:

Years Ended December 31,	*2004*	*2003*	*2002*
Federal U.S. income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	4.2	12.6	0.8
Tax-free interest income	(0.2)	(2.8)	(12.4)
Non-deductible expenses	0.3	(2.1)	22.5
Non-U.S. income taxed at different rates, net of foreign tax credits	1.0	8.4	(2.6)
Other, net	(0.2)	(5.6)	(5.3)
Effective tax rate	40.1%	45.5%	38.0%

The deferred portion of the tax provision consisted of the following (in thousands):

Years Ended December 31,	*2004*	*2003*	*2002*
Amortization of franchise rights	$ 600	$ 731	$ 509
Amortization of other intangibles	(476)	(3,493)	(2,087)
Accrued expenses, deducted for tax when paid	(9,428)	442	6,675
Capitalized costs for books, deducted for tax	3,324	4,489	6,069
Depreciation	(4,441)	(4,290)	(7,627)
Other, net	(2,504)	(2,898)	(2,972)
	$ (12,925)	$ (5,019)	$ 567

The deferred income tax amounts included on the Consolidated Statements of Financial Position are comprised of the following (in thousands):

December 31,	*2004*	*2003*
Current deferred income tax assets, net	$ 36,794	$ 27,102
Long-term deferred income tax assets, net	18,627	11,401
	$ 55,421	$ 38,503

The components of the deferred income tax amounts at December 31, 2004 and 2003 were as follows (in thousands):

December 31,	*2004*	*2003*
Deferred Income Tax Assets		
Provision for bad debts	$ 4,574	$ 3,215
Employee retirement and other benefit obligations	30,619	26,689
Workers' compensation	7,560	5,829
Deferred compensation	10,498	11,103
Credits and net operating loss carryforwards	23,462	10,243
Other	5,452	1,397
Total deferred income tax assets	82,165	58,476
Deferred Income Tax Liabilities		
Amortization of intangible assets	(11,251)	(10,186)
Property and equipment basis differences	(2,109)	(4,517)
Unremitted earnings of foreign subsidiaries	(3,409)	–
Other	(2,821)	(1,124)
Total deferred income tax liabilities	(19,590)	(15,827)
Valuation allowance	(7,154)	(4,146)
Total deferred income tax assets, net	$ 55,421	$ 38,503

The Company has net operating loss carryforwards in a number of states. The tax benefit of these net operating losses is $5.1 million. These state net operating losses expire in 2007 and later. The Company has net operating loss carryforwards in foreign countries. The tax benefit of these net operating losses is $6.6 million. These net operating losses expire in 2007 and later. The Company has a foreign tax credit carryover of $0.4 million which expires in 2013. Accrued expenses, deducted for tax when paid include approximately $2.0 million related to 2004 property and equipment additions.

The Company has not provided deferred income taxes or foreign withholding taxes on $19.0 million and $25.9 million of undistributed earnings of its non-U.S. subsidiaries as of December 31, 2004 and 2003 respectively, since the company intends to reinvest these earnings indefinitely. Foreign tax credits associated with these earnings are expected to offset any U.S. tax liability which would arise upon repatriation.

On October 22, 2004, the Jobs Act was signed into law. The Jobs Act includes a deduction of 85% of certain foreign earnings that are repatriated, as defined in the Jobs Act. The Company may elect to apply this provision to qualifying earnings repatriations either in 2004 or in 2005. Based upon the Company's preliminary evaluation of the effects of the repatriation provision, the Company does not expect to apply this provision.

Note I – Commitments and Contingencies

Rental expense, primarily for office premises, amounted to $74.6 million, $72.2 million and $69.7 million for the years ended December 31, 2004, 2003 and 2002, respectively. The approximate minimum rental commitments for 2005 and thereafter under non-cancelable leases in effect at December 31, 2004 were as follows (in thousands):

2005	$ 63,789
2006	50,687
2007	39,425
2008	30,211
2009	24,375
Thereafter	28,286
	$ 236,773

Additionally, as of December 31, 2004, the Company had future purchase commitments of approximately $40.9 million over the next three years primarily related to telecom service agreements, software licenses and subscriptions, and computer hardware and software maintenance agreements.

The Company is involved in a number of lawsuits arising in the ordinary course of business. While management does not expect any of these matters to have a material adverse effect on the Company's results of operations, financial position or cash flows, litigation is subject to certain inherent uncertainties.

On September 10, 2004, Plaintiff Mark Lafitte, on behalf of a putative class of salaried Account Executives and Staffing Managers, filed a complaint in California Superior Court naming the Company and three of its wholly owned subsidiaries as Defendants. The complaint alleges that salaried Account Executives and Staffing Managers based in California have been misclassified under California law as exempt employees and seeks an unspecified amount for unpaid overtime pay alleged to be due to them had they been paid as non-exempt, hourly employees. In addition, the plaintiff seeks an unspecified amount for statutory penalties for alleged violations of the California Labor Code arising from the alleged misclassification of these employees as exempt employees. This litigation is at a very early stage and discovery has not commenced. At this early stage of the litigation, it is not feasible to predict the outcome of this proceeding, and accordingly, no amounts have been provided in the accompanying financial statements. Based on a preliminary review, the Company believes it has meritorious defenses to the allegations, and the Company intends to vigorously defend against the litigation.

On December 6, 2004, Plaintiffs Ian O'Donnell and David Jolicoeur, on behalf of themselves and a putative class of salaried Staffing Managers, Account Executives and Account Managers, filed a complaint in Massachusetts Superior Court naming the Company and one of its wholly owned subsidiaries as Defendants. The complaint alleges that salaried Staffing Managers, Account Executives and Account Managers based in Massachusetts within the past two years have been misclassified under Massachusetts law as exempt employees and seeks an unspecified amount equal to three times their unpaid overtime compensation alleged to be due to them had they been paid as non-exempt, hourly employees, plus costs and legal fees. The complaint also makes similar allegations under the U.S. Fair Labor Standards Act on behalf of all Staffing Managers, Account Executives and Account Managers employed in any state other than Massachusetts and California within the past three years and seeks an unspecified amount for unpaid overtime pay alleged to be due to them had they been paid as non-exempt, hourly employees, plus an equal amount as liquidated damages. This litigation is at a very early stage and discovery has not commenced. The case has been removed to the United States District Court for the District of Massachusetts. At this early phase of the litigation, it is not feasible to predict the outcome of this proceeding, and accordingly, no amounts have been provided in the accompanying financial statements. Based on a preliminary review, the Company believes it has meritorious defenses to the allegations, and the Company intends to vigorously defend against the litigation.

Note J – Stockholders' Equity

STOCK REPURCHASE PROGRAM. As of December 31, 2004, the Company is authorized to repurchase, from time to time, up to 6.9 million additional shares of the Company's common stock on the open market or in privately negotiated transactions, depending on market conditions. During the years ended December 31, 2004, 2003, and 2002, the Company repurchased approximately 2.7 million, 1.6 million, and 6.9 million shares of common stock on the open market for a total cost of $64 million, $25 million, and $132 million, respectively. Additional stock repurchases were made in connection with employee stock plans, whereby Company shares were tendered by employees for the payment of applicable statutory withholding taxes. During the years ended December 31, 2004, 2003, and 2002, such repurchases totaled approximately 1.0 million, 0.5 million, and 0.6 million shares at a cost of $25 million, $8 million, and $15 million, respectively. Repurchases of securities have been funded with cash generated from operations.

The repurchased shares are held in treasury and are presented as if retired. Treasury stock is accounted for using the cost method. Treasury stock activity for the three years ended December 31, 2004, (consisting of stock option exercises and the purchase of shares for the treasury) is presented in the Consolidated Statements of Stockholders' Equity.

Note K – Stock Plans

Under various stock plans, officers, employees and outside directors may receive grants of restricted stock or options to purchase common stock. Grants are made at the discretion of a Committee of the Board of Directors. Grants generally vest in four years.

Options currently outstanding under the plans have an exercise price equal to the fair market value of the Company's common stock at the date of grant, may consist of both incentive stock options and nonstatutory stock options under the Internal Revenue Code, and generally have a term of 10 years.

Recipients of restricted stock do not pay any cash consideration to the Company for the shares, have the right to vote all shares subject to such grant, and receive all dividends with respect to such shares, whether or not the shares have vested. Vesting is accelerated upon the death or disability of the recipients. Compensation expense for restricted stock is recognized on a straight-line basis over the vesting period, using the stock's fair market value on the grant date, except for performance based grants where the measurement date is the date that the performance criteria is met.

The Company accounts for these plans under APB 25. Therefore, the intrinsic value of the options is used to record compensation expense and, as a result, no compensation expense has been recognized for its stock option plans. As required by SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure* ("SFAS 148"), calculations of pro forma net income (loss) and net income (loss) per share, computed in accordance with the method prescribed by SFAS 123, are set forth in Note A to the Financial Statements.

The following table reflects activity under all stock plans from December 31, 2001 through December 31, 2004, and the weighted average exercise prices (in thousands, except per share amounts):

	Restricted Stock Plans	Stock Option Plans: Number of Shares	Weighted Average Price Per Share
Outstanding, December 31, 2001	4,051	26,737	$ 15.80
Granted	1,069	6,683	$ 20.24
Exercised	–	(2,686)	$ 16.96
Restrictions lapsed	(1,286)	–	$ –
Forfeited	(332)	(1,668)	$ 21.13
Outstanding, December 31, 2002	3,502	29,066	$ 16.38
Granted	1,015	3,680	$ 19.40
Exercised	–	(2,019)	$ 15.64
Restrictions lapsed	(1,139)	–	$ –
Forfeited	(118)	(1,540)	$ 20.53
Outstanding, December 31, 2003	3,260	29,187	$ 16.57
Granted	1,275	1,968	$ 26.69
Exercised	–	(3,561)	$ 12.55
Restrictions lapsed	(1,073)	–	$ –
Forfeited	(18)	(916)	$ 20.90
Outstanding, December 31, 2004	3,444	26,678	$ 16.57

The weighted average price per share of restricted stock granted in 2004, 2003, and 2002 was $27.44, $22.38, and $17.68, respectively.

The following table summarizes information about options outstanding as of December 31, 2004 (in thousands, except number of years and per share amounts):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding as of December 31, 2004	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable as of December 31, 2004	Weighted Average Exercise Price
$3.50 to $11.21	5,609	2.29	$ 9.39	5,609	$ 9.39
$11.38 to $16.94	5,711	5.91	$ 14.47	4,246	$ 14.01
$16.95 to $20.00	5,451	4.98	$ 18.60	4,401	$ 18.79
$20.06 to $22.56	5,453	6.44	$ 21.85	4,145	$ 21.96
$22.70 to $29.00	4,257	8.24	$ 25.73	1,180	$ 25.67
$29.01 to $34.75	197	5.24	$ 30.77	190	$ 30.81
Total	26,678	5.43	$ 17.67	19,771	$ 16.29

At December 31, 2004, the total number of available shares to grant under the plans (consisting of either restricted stock or options) was approximately 5.6 million. Of the 26.7 million options outstanding at December 31, 2004, 19.8 million options were exercisable with a weighted average exercise price of $16.29, and 6.9 million options were not exercisable with a weighted average exercise price of $21.62.

Note L – Net Income Per Share

The calculation of net income per share for the three years ended December 31, 2004 is reflected in the following table (in thousands, except per share amounts):

Years Ended December 31,	*2004*	*2003*	*2002*
Net Income	$ 140,604	$ 6,390	$ 2,168
Basic:			
Weighted average shares	169,742	168,719	172,484
Diluted:			
Weighted average shares	169,742	168,719	172,484
Potentially dilutive shares	7,124	4,456	5,307
Diluted shares	176,866	173,175	177,791
Net Income Per Share:			
Basic	$ .83	$ .04	$ .01
Diluted	$ .79	$ .04	$ .01

The weighted average diluted common shares outstanding for the years ended December 31, 2004, 2003, and 2002 excludes the dilutive effect of approximately 0.9 million, 11.8 million, and 5.2 million options, respectively, since such options have an exercise price in excess of the respective year's average market value of the Company's common stock. Had such options been included, the dilutive effect would have been calculated using the treasury method.

The computation of potentially dilutive shares includes unvested restricted stock.

Note M–Business Segments

The Company, which defines its segments based on the nature of services, has three reportable segments: temporary and consultant staffing, permanent placement staffing, and risk consulting and internal audit services. The temporary and consultant segment provides specialized staffing in the accounting and finance, administrative and office, information technology, legal, advertising, marketing and web design fields. The permanent placement segment provides full-time personnel in the accounting, finance, administrative and office, and information technology fields. The risk consulting segment provides business and technology risk consulting and internal audit services.

The accounting policies of the segments are set forth in Note A–Summary of Significant Accounting Policies. The Company evaluates performance based on income or loss from operations before interest income, intangible amortization expense, and income taxes.

The following table provides a reconciliation of revenue and operating income (loss) by reportable segment to consolidated results (in thousands):

Years Ended December 31,	*2004*	*2003*	*2002*
Net service revenues			
Temporary and consultant staffing	$ 2,187,468	$ 1,746,852	$ 1,763,218
Permanent placement staffing	135,882	94,840	100,029
Risk consulting and internal audit services	352,346	133,299	41,704
	$ 2,675,696	$ 1,974,991	$ 1,904,951
Operating income (loss)			
Temporary and consultant staffing	$ 151,855	$ 38,259	$ 47,404
Permanent placement staffing	16,919	2,559	(6,852)
Risk consulting and internal audit services	63,146	(21,429)	(35,359)
	231,920	19,389	5,193
Amortization of intangible assets	1,025	10,277	6,281
Interest income, net	(3,770)	(2,603)	(4,585)
Income before income taxes	$ 234,665	$ 11,715	$ 3,497

The Company does not report total assets by segment. The following table represents identifiable assets by business segment (in thousands):

December 31,	*2004*	*2003*
Accounts receivable		
Temporary and consultant staffing	$ 280,965	$ 209,521
Permanent placement staffing	22,548	17,596
Risk consulting and internal audit services	105,422	28,839
	$ 408,935	$ 255,956

The Company operates internationally, with operations in the United States, Canada, Europe, Asia, Australia, and New Zealand. The following tables represent revenues and long-lived assets by geographic location (in thousands):

Years Ended December 31,	*2004*	*2003*	*2002*
Net service revenues			
Domestic	$ 2,186,811	$ 1,622,071	$ 1,573,152
Foreign	488,885	352,920	331,799
	$ 2,675,696	$ 1,974,991	$ 1,904,951

December 31,	*2004*	*2003*
Assets, long-lived		
Domestic	$ 85,639	$ 104,706
Foreign	10,144	8,413
	$ 95,783	$ 113,119

Note N—Quarterly Financial Data (Unaudited)

The following tabulation shows certain quarterly financial data for 2004 and 2003 (in thousands, except per share amounts):

	Quarter				
2004	*1*	*2*	*3*	*4*	*Year Ended December 31,*
Net service revenues	$572,282	$641,230	$707,987	$754,197	$2,675,696
Gross margin	$216,027	$254,632	$282,335	$303,308	$1,056,302
Income before income taxes	$ 25,441	$ 55,661	$ 71,208	$ 82,355	$ 234,665
Net income	$ 15,416	$ 32,441	$ 43,080	$ 49,667	$ 140,604
Basic net income per share	$ .09	$ .19	$ .25	$ .29	$ .83
Diluted net income per share	$ .09	$ .18	$ .24	$ .28	$ .79

	Quarter				
2003	*1*	*2*	*3*	*4*	*Year Ended December 31,*
Net service revenues	$473,228	$482,962	$501,137	$517,664	$1,974,991
Gross margin	$169,652	$177,375	$187,111	$192,600	$ 726,738
Income (loss) before income taxes	$ (5,250)	$ 204	$ 8,813	$ 7,948	$ 11,715
Net income (loss)	$ (3,439)	$ 134	$ 4,847	$ 4,848	$ 6,390
Basic net income (loss) per share	$ (.02)	$ .00	$ .03	$ .03	$ .04
Diluted net income (loss) per share	$ (.02)	$ .00	$ .03	$ .03	$ .04

Note O—Subsequent Event

On February 15, 2005, the Company announced a quarterly dividend of $.07 per share to be paid to all shareholders of record on February 25, 2005. The dividend will be paid on March 15, 2005.

To Board of Directors and Stockholders
of Robert Half International Inc.:

We have completed an integrated audit of Robert Half International Inc.'s 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Robert Half International Inc. and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting that the Company maintained effective internal control over financial reporting as of December 31, 2004 based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control - Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

San Francisco, California
February 21, 2005

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). Management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2004, using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and concluded that the Company maintained effective internal control over financial reporting as of December 31, 2004.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Our assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

As a public company listed on the New York Stock Exchange, we are aware of the need for sound corporate governance policies and internal control over financial reporting. The Sarbanes-Oxley Act of 2002 and related requirements demand corporate responsibility, increased public disclosure among companies, improvement in the quality and transparency of financial reporting and auditing, and greater accountability for securities law violations and other transgressions.

At Robert Half International, we have long been committed to fostering a corporate culture that encourages ethical behavior. This means leading by example to ensure integrity in processes, procedures and financial reporting. Our professionals worldwide have devoted long hours to ensuring RHI's compliance with corporate governance mandates, and we wish to acknowledge their efforts.

Pictured below are the Corporate Services managers and employees most involved in ensuring Robert Half International's ongoing compliance with the requirements of the Sarbanes-Oxley Act: Clockwise (from left) Lex Doherty, assistant controller, Corporate Accounting; Stephen Hilton, senior manager, Financial Reporting; Nicole Noga, Sarbanes-Oxley project manager; Michael Buckley, vice president-Finance and treasurer; Keith Kawashima, Protiviti managing director; Kevin White, vice president and chief information officer; Lori Beecher, assistant controller, Field Accounting; Paula Streit, vice president and controller, Field Accounting; and Kathryn Krebs, assistant controller, Corporate Accounting.



BOARD OF DIRECTORS

Andrew S. Berwick, Jr.
President and Chief Executive Officer of Berwick–Pacific Corporation, a real estate development company

Frederick P. Furth
Senior Partner of The Furth Firm, a law firm

Edward W. Gibbons
Founder and President of Gibbons & Co., Inc., a private merchant banking firm

Harold M. Messmer, Jr.
Chairman of the Board and Chief Executive Officer

Thomas J. Ryan
Chairman of the Board and Chief Executive Officer of ISU International, a franchisor of independent insurance agents

J. Stephen Schaub
President of J. S. Schaub & Co., Inc., a firm engaged in investments and financial consulting

M. Keith Waddell
Vice Chairman of the Board, President and Chief Financial Officer

OFFICERS

Harold M. Messmer, Jr.
Chairman of the Board and Chief Executive Officer

M. Keith Waddell
Vice Chairman of the Board, President and Chief Financial Officer

Paul F. Gentzkow
President and Chief Operating Officer–Staffing Services

Robert W. Glass
Executive Vice President, Corporate Development

Steven Karel
Vice President, Secretary and General Counsel

Michael Buckley
Vice President–Finance and Treasurer

Evelyn Crane-Oliver
Assistant Secretary and Associate General Counsel

Reesa M. Staten
Vice President, Corporate Communications

Paula Streit
Vice President and Controller, Field Accounting

Elena West
Vice President, Marketing

Kevin White
Vice President and Chief Information Officer

Corporate Headquarters
2884 Sand Hill Road
Menlo Park, California 94025
(650) 234-6000

Registrar and Stock Transfer Agent
Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, New Jersey 07660
(800) 356-2017
(800) 231-5469 (TDD)
www.melloninvestor.com

Form 10-K
The Company's Form 10-K Annual Report to the Securities and Exchange Commission may be obtained free of charge online at www.rhi.com or upon written request to:
Secretary
Robert Half International Inc.
2884 Sand Hill Road
Menlo Park, California 94025

Market for Registrant's Common Equity and Related Stockholder Matters
The Company's common stock is listed for trading on the New York Stock Exchange under the symbol "RHI". On December 31, 2004, there were approximately 1,600 holders of record of the common stock.

Following is a list by fiscal quarters of the sales prices of the stock:

2004	High	Low
4th Quarter	$30.18	$25.03
3rd Quarter	$30.00	$24.31
2nd Quarter	$30.98	$23.47
1st Quarter	$26.50	$20.69

2003	High	Low
4th Quarter	$25.18	$19.18
3rd Quarter	$22.93	$18.10
2nd Quarter	$20.09	$13.17
1st Quarter	$16.98	$11.44

Prior to 2004, the Company did not pay any cash dividends. Cash dividends of $.06 per share were paid in each of the second, third and fourth quarters of 2004.

New York Stock Exchange and Other Filings

The Company submitted the Chief Executive Officer certification required by Section 303A.12(a) of the New York Stock Exchange corporate governance rules, as required, within 30 days following its 2004 Annual Meeting of Stockholders. In addition, the Company's Chief Executive Officer and Chief Financial Officer have each filed the certification required by Section 302 of the Sarbanes-Oxley Act as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2004.

ALABAMA
- Birmingham

ARIZONA
- Ahwatukee
- Mesa
- Phoenix (2)
- Scottsdale
- Tucson (2)

ARKANSAS
- Fayetteville
- Little Rock

CALIFORNIA
- Anaheim Hills
- Bakersfield
- Burbank
- Carlsbad
- City of Industry
- Cupertino/Santa Clara
- Fairfield
- Fremont
- Fresno
- Glendale
- Irvine
- La Jolla
- La Palma
- Laguna Niguel
- Long Beach
- Los Angeles (2)
- Modesto
- Monterey
- Morgan Hill
- Novato
- Oakland
- Ontario
- Oxnard
- Palm Springs
- Palo Alto
- Pleasanton
- Rancho Cordova
- Riverside
- Roseville
- Sacramento
- San Diego
- San Francisco
- San Jose
- San Mateo
- Santa Barbara
- Santa Rosa
- Scripps Ranch
- South San Francisco
- Stockton
- Temecula
- Torrance
- Visalia
- Walnut Creek
- Westlake Village
- Westwood
- Woodland Hills

COLORADO
- Aurora
- Boulder
- Colorado Springs
- Denver
- Englewood
- Fort Collins
- Lakewood

CONNECTICUT
- Danbury
- Hartford
- New Haven
- Shelton
- Stamford
- Waterbury

DELAWARE
- Wilmington

DISTRICT OF COLUMBIA
- Washington

FLORIDA
- Boca Raton
- Brandon
- Brickell
- Fort Lauderdale
- Fort Myers
- Heathrow
- Jacksonville
- Kissimmee
- Miami
- Orlando
- Sarasota
- St. Petersburg
- Tampa
- West Palm Beach

GEORGIA
- Alpharetta
- Atlanta (4)
- Gwinnett
- Macon
- Savannah

HAWAII
- Honolulu

IDAHO
- Boise

ILLINOIS
- Chicago
- Elgin
- Fairview Heights
- Gurnee
- Hoffman Estates
- Homewood
- Naperville
- Northbrook
- Oakbrook Terrace
- Rosemont

INDIANA
- Fort Wayne
- Indianapolis (3)
- Merrillville

IOWA
- Cedar Rapids
- Davenport
- Des Moines
- West Des Moines

KANSAS
- Overland Park

KENTUCKY
- Lexington
- Louisville

LOUISIANA
- New Orleans

MAINE
- Portland

MARYLAND
- Baltimore
- Columbia
- Greenbelt
- Rockville
- Towson

MASSACHUSETTS
- Boston
- Braintree
- Cambridge
- Danvers
- Lexington
- Springfield
- Westborough

MICHIGAN
- Ann Arbor
- Dearborn
- Detroit/Southfield
- Grand Rapids
- Kalamazoo
- Lakeshore
- Lansing
- Troy

MINNESOTA
- Bloomington
- Burnsville
- Minneapolis
- Minnetonka/Plymouth
- St. Cloud
- St. Paul

MISSOURI
- Clayton
- Creve Coeur
- Kansas City
- St. Louis
- Sunset Hills

NEBRASKA
- Omaha

NEVADA
- Las Vegas
- Reno

NEW HAMPSHIRE
- Manchester
- Portsmouth

NEW JERSEY
- Bridgewater
- Jersey City
- Mt. Laurel
- Paramus
- Parsippany
- Princeton
- Red Bank
- Rutherford
- Woodbridge

NEW MEXICO
- Albuquerque
- Rio Rancho

NEW YORK
- Albany
- Buffalo
- Hauppauge
- New York (3)
- Queens
- Rochester
- Syracuse
- Uniondale
- White Plains

NORTH CAROLINA
- Charlotte (3)
- Durham
- Greensboro
- Raleigh
- Winston-Salem

OHIO
- Akron
- Beachwood
- Blue Ash/Sharonville
- Canton
- Cincinnati
- Cleveland
- Columbus
- Dayton
- Easton
- North Olmsted
- Toledo
- West Chester
- Worthington
- Youngstown

OKLAHOMA
- Oklahoma City
- Tulsa

OREGON
- Beaverton
- Eugene
- Portland

PENNSYLVANIA
- Harrisburg
- King of Prussia
- Lancaster
- Lehigh Valley
- Moon
- Philadelphia
- Pittsburgh
- Reading
- Trevose
- Wexford

RHODE ISLAND
- Providence

SOUTH CAROLINA
- Charleston
- Columbia
- Greenville
- Spartanburg

TENNESSEE
- Chattanooga
- Knoxville
- Memphis (2)
- Nashville

TEXAS
- Alliance Gateway
- Arlington
- Austin
- Clear Lake
- Corpus Christi
- Dallas (2)
- El Paso
- Fort Worth
- Houston (3)
- Irving
- Lewisville
- Lubbock
- Midland/Odessa
- Plano
- Richardson
- San Antonio (2)
- The Woodlands

UTAH
- Murray
- Ogden
- Salt Lake City

VIRGINIA
- Alexandria
- Dulles
- Norfolk
- Richmond (2)
- Tysons Corner

WASHINGTON
- Bellevue
- Federal Way
- Lynnwood
- Seattle
- Spokane
- Tacoma

WISCONSIN
- Appleton
- Brookfield
- Madison
- Milwaukee

[illegible]

AUSTRALIA
- Melbourne
- Parramatta
- Sydney

BELGIUM
- Antwerp
- Brussels
- Charleroi
- Ghent
- Groot-Bijgaarden
- Hasselt
- Luik
- Zaventem

CANADA
- Burlington
- Calgary
- Edmonton
- Fraser Valley
- Kitchener/Waterloo
- Markham
- Mississauga
- Montreal
- North York
- Ottawa
- Rive-Sud
- Toronto
- Vancouver
- West Island
- Winnipeg

CZECH REPUBLIC
- Prague

FRANCE
- Lyon
- Nantes
- Paris (2)
- St. Denis
- Versailles
- Vincennes

GERMANY
- Dusseldorf
- Frankfurt
- Munich

IRELAND
- Dublin

THE NETHERLANDS
- Amsterdam
- Eindhoven
- Rotterdam
- Utrecht

NEW ZEALAND
- Auckland

UNITED KINGDOM
- Basingstoke
- Birmingham
- Bournemouth
- Bristol
- Edinburgh
- Glasgow
- Guildford
- Kingston/Richmond
- Leamington Spa
- Leeds
- Leicester
- London (3)
- Manchester
- Milton Keynes
- Nottingham
- Portsmouth
- Reading
- Southampton
- Swindon
- Watford
- Windsor
- Wolverhampton

[illegible]

[illegible]

ARIZONA
- Phoenix

CALIFORNIA
- Los Angeles
- Sacramento
- San Francisco
- San Jose

COLORADO
- Denver

FLORIDA
- Fort Lauderdale
- Orlando
- Tampa

GEORGIA
- Atlanta

ILLINOIS
- Chicago

KANSAS
- Kansas City

MARYLAND
- Baltimore

MASSACHUSETTS
- Boston

MINNESOTA
- Minneapolis

MISSOURI
- St. Louis

NEW YORK
- New York

OHIO
- Cincinnati
- Cleveland

OREGON
- Portland

PENNSYLVANIA
- Philadelphia
- Pittsburgh

TEXAS
- Dallas
- Houston

UTAH
- Salt Lake City

VIRGINIA
- Vienna

WASHINGTON
- Seattle

WISCONSIN
- Milwaukee

[illegible]

AUSTRALIA
- Melbourne
- Sydney

CANADA
- Toronto

CHINA
- Hong Kong
- Shanghai

FRANCE
- Paris

ITALY
- Milan

JAPAN
- Tokyo

SINGAPORE

UNITED KINGDOM
- London

Accountemps®
www.accountemps.com

Robert Half® Finance & Accounting
www.roberthalf.com

Robert Half® Management Resources
www.rhmr.com

Protiviti®
www.protiviti.com

Robert Half® Technology
www.rht.com

OfficeTeam®
www.officeteam.com

Robert Half® Legal
www.roberthalflegal.com

The Creative Group®
www.creativegroup.com


RHI

Robert Half International Inc.

Worldwide Leader in Specialized Consulting & Staffing Services Since 1948

www. rhi.com

2884 Sand Hill Road
Menlo Park, California 94025
Tel. (650) 234-6000